UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2023

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41506	86-2508938
(Commission File Number)	(IRS Employer Identification No.)

1641 International Drive Unit 208

McLean, VA

22102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 703-790-0717

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right	GLSTU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	GLST	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	GLSTW	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	GLSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Merger Agreement

On June 15, 2023, Global Star Acquisition Inc. (the “Company”), a Delaware corporation, entered into a Merger Agreement (the “Merger Agreement”) by and among the Company and K Enter Holdings Inc., a Delaware corporation (the “K Enter”), the Purchaser (as defined in the Merger Agreement) and Merger Sub (as defined in the Merger Agreement). The transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.” Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

K Enter Holdings Inc. is a recently formed holding company for the purpose of acquiring seven diversified entertainment operating companies based in Korea, engaged in the entertainment content and IP creation businesses (the “Seven Korean Entities”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, (i) on the day that is at least one business day prior to the date of the closing of the Business Combination (the “Closing”), the Company will merge with and into K Wave Media Ltd., a to be formed Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Purchaser”), with Purchaser continuing as the surviving corporation (the “Reincorporation Merger”), and (ii) on the date of the Closing, GLST Merger Sub Inc., a to be formed Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”) will merge with and into K Enter, with K Enter surviving the merger as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”).

Merger Consideration

Upon the effective time of the Reincorporation Merger, (i) each issued and outstanding share of common stock of the Company (the “Company Common Stock”), other than Company Common Stock that are owned by the Company as treasury shares or any Company Common Stock owned by any direct or indirect wholly owned subsidiary of the Company, will be converted automatically into one ordinary share of the Purchaser (the “Purchaser Ordinary Share”), and (ii) each issued and outstanding warrant of the Company will convert automatically into a warrant to purchase one Purchaser Ordinary Share at a price of $11.50 per whole share (the “Purchaser Warrant”), (iii) each issued and outstanding right of the Company shall convert automatically into a right to receive one-tenth (1/10) of one Purchaser Ordinary Share at the closing of a business combination (the “Purchaser Right”), and (iv) each issued and outstanding unit of the Company shall separate and convert automatically into one Purchaser Ordinary Share, one Purchaser Warrant and one Purchaser Right. Each of the Purchaser Warrants and Purchaser Rights shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the warrants of the Company and the rights of the Company, respectively. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units, and other securities of the Company shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

Upon the closing of the Acquisition Merger, (i) each share of K Enter capital stock, if any, that is owned by Company or Merger Sub (or any other subsidiary of Company) or K Enter (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding shall be deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, shall be converted into the right to receive a number of Purchaser Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding shall be converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock. Conversion Ratio means the quotient obtained by dividing (a) 61,000,000 Purchaser Ordinary Shares, by (b) the Aggregate Fully Diluted K Enter Common Shares. Aggregate Fully Diluted K Enter Common Shares means the sum of (a) all shares of K Enter common stock that are issued and outstanding immediately prior to the Closing; plus (b) the aggregate shares of K Enter common stock issuable upon conversion of all shares of K Enter preferred stock that are issued and outstanding immediately prior to the Closing; plus (c) the aggregate shares of K Enter common stock issuable upon full conversion, exercise or exchange of any other securities of K Enter outstanding immediately prior to the Closing directly or indirectly convertible into or exchangeable or exercisable for K Enter.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things, (i) approval by the Company’s stockholders of the Merger Agreement and related proposals, (ii) approval by K Enter’s shareholders of the Merger Agreement, (iii) the effectiveness of a registration statement on Form F-4 (the “Registration Statement”) to be filed by Purchaser relating to the Business Combination, which will contain a proxy statement of the Company in connection with its solicitation for proxies for the vote by stockholders of the Company in connection with the Business Combination and other matters as described in the Registration Statement, (iv) the approval for Purchaser’s initial listing application with Nasdaq or an alternate exchange, (v) the Company having at least $5,000,001 of net tangible assets, (vi) the accuracy of each party’s representations and warranties, except generally as would not have a Material Adverse Effect and in the case of certain fundamental representations, in all material respects, (vii) compliance by each party with pre-closing covenants in all material respects, (viii) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (ix) the receipt, expiration or termination of applicable government approvals and antitrust waiting periods, (x) the Reincorporation Merger has been consummated and the applicable certificates has filed in the appropriate jurisdictions, (xi) the acquisition of certain entities of the Seven Korean Entities have been consummated, and (xii) the Purchaser and Merger Sub having entered into a joinder to the merger agreement.

Covenants, Representations and Warranties

The parties to the Merger Agreement have made covenants that are customary for transactions of this nature, including, among others, obligations on (i) the parties to conduct, as applicable, their respective businesses in the ordinary course and consistent with past practice through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) the Company and Purchaser to jointly prepare the Registration Statement, and Purchaser to file the Registration Statement, and the Company to take certain other actions for the Company to obtain the requisite approval of stockholders of the Company of certain proposals regarding the Business Combination, and (v) the Company to exercise its right to extend its deadline to complete its initial business combination.

The parties to the Merger Agreement have made representations and warranties that are customary for transactions of this nature. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated by either K Enter or the Company under certain circumstances, including, among others, (i) by written consent of both K Enter or the Company , (ii) by either K Enter or the Company if the Closing has not occurred by the earlier of June 22, 2024 and the material breach or violation of any representation, warranty, covenant or obligation by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before June 22, 2024, (iii) by either K Enter or the Company if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (iv) by either K Enter or the Company if the other party has materially breached their respective representations or covenants under the Merger Agreement and has not timely cured such breach.

Following the termination of the Merger Agreement, there shall be no liability on the part of any party except for certain provisions that survive the termination.

Timeframes for Filing and Closing

Purchaser expects to file the Registration Statement as promptly as practicable following the execution of the Business Combination Agreement. The Closing is expected to occur following the fulfillment or waiver of the closing conditions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Company, K Enter or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement (other than as expressly provided for in the Merger Agreement), may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s Purchaser’s or K Enter’ public disclosures.

Lock-Up Agreement

At the Closing, Purchaser, Global Star Acquisition 1 LLC, a Delaware limited liability company (the “Sponsor”), certain former stockholders of K Enter (such stockholders, the “Target Holders”), and other persons and entities (collectively, the “Holders” and each, a “Holder”), will enter into lock-up agreements (the “Lock-Up Agreements”) with respect to the Purchaser Ordinary Shares and Purchaser Warrants held by the Sponsor immediately following the Closing, and the Purchaser Ordinary Shares held by the Target Holders immediately following the Closing (the “Lock-Up Shares”), pursuant to which, each Holder agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any Lock-Up Shares during the application lock-up period, on the terms and subject to the conditions set forth in the Lock-Up Agreement. Lock-up period means, (i) with respect to 50% of the Lock-up Shares, the earlier of (A) six months after the Closing and (B) the date on which the closing price of the Purchaser’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, rights issuances, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the date hereof and (ii) with respect to the remaining 50% Lock-up Shares (or Ordinary Shares issuable upon conversion thereof), six months after the Closing.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, a form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, the Purchaser, the Sponsor, certain former stockholders of the Company (such stockholders, together with the Sponsor, the “Company Holders”), and certain former stockholders of K Enter, will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Purchaser will be obligated to file a registration statement to register the resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, of certain securities of Purchaser held by the parties to the Registration Rights Agreement. The Registration Rights Agreement will also provide the Sponsor, the Company Holders, the Target Holders with unlimited “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Company, the Sponsor and the other parties thereto in connection with the Company’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a form of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Joinder Agreement

A form of Joinder Agreement was included as an exhibit to the Merger Agreement to be executed by Purchaser and Merger Sub upon their legal formation to bind them to the terms and conditions of the Merger Agreement.

The foregoing description of the Joinder Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Joinder Agreement, copy of which, or the form of which, is filed as Exhibit 10.3 hereto and incorporated by reference.

IMPORTANT NOTICES

About Global Star Acquisition Inc.

The Company (NASDAQ: GLSTU) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company prioritized the Nordic region and Asia Pacific, especially Southeast Asia as its geographical focus. The Company is led by Anthony Ang, the Company’s Chairman and Chief Executive Officer, Nicholas Khoo, the Company’s Chief Operating Officer, and Shan Cui, the Company’s Chief Financial Officer.

About K Enter Holdings Inc.

K Enter Holdings Inc. is a recently formed holding company for the purpose of acquiring seven diversified entertainment operating companies based in Korea, engaged in the entertainment content and IP creation businesses (the “Seven Korean Entities”). K Enter has an internal K drama production team, and the Seven Korean Entities to be acquired by K Enter include Solaire Partners Ltd. (“Solaire Partners”), a Korean content-specialized private equity firm based in Seoul Korea that has invested in some of the highest-grossing films out of Korea, one K drama production company, three K movie production companies, one virtual production company, and one IP merchandising company. As a combined platform, we expect these companies to provide a significant amount of synergy.

Additional Information and Where to Find It

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination. However, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Company, K Enter, or the Proposed Business Combination.

In connection with the Proposed Business Combination, the Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of K Enter and file with the SEC a registration statement on Form F-4, which will include a proxy statement/prospectus of the Company (the “Registration Statement”). The Company urge its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about the Company, K Enter and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of the Company as of the record date established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination because they will contain important information about the Company, K Enter, and the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Global Star Acquisition Inc., 1641 International Drive, Unit 208, McLean, VA 22102 or (703) 790-0717. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

The Company, K Enter, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Business Combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on May 25, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that the Company intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. To the fullest extent permitted by law under no circumstances will the Company, K Enter, or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Current Report on Form 8-K, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Current Report on Form 8-K have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor K Enter has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Company, K Enter or the Proposed Business Combination. Viewers of this Current Report on Form 8-K should each make their own evaluation of the Company and K Enter and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Proposed Business Combination, including K Enter’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Proposed Business Combination, and the Company’s and K Enter’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and K Enter anticipate that subsequent events and developments will cause the Company’s and K Enter’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of the Company or K Enter).

In addition, this Current Report on Form 8-K includes a summary set of risk factors that may have a material impact on the Company, K Enter or the Proposed Business Combination, which are not intended to capture all the risks to which the Company, K Enter or the Proposed Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Proposed Business Combination may not be completed by the Company’s business combination deadline; (4) the inability to complete the Proposed Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of the Company or K Enter for the Merger Agreement, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by the Company’s stockholders; (6) the inability to obtain or maintain the listing of the Company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; (7) the effect of the announcement or pendency of the Proposed Business Combination on K Enter’s business relationships, operating results, and business generally; (8) risks that the Proposed Business Combination disrupts current plans and operations of K Enter; (9) the inability to realize the anticipated benefits of the Proposed Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Proposed Business Combination; (10) the possibility that the Company or K Enter may be adversely affected by other economic or business factors; (11) changes in the markets in which K Enter competes, including but not limited to with respect to its competitive landscape, technology evolution, changes in entertainment choices or regulatory changes; (12) changes in domestic and global general economic conditions; (13) risk that K Enter may not be able to execute its growth strategies; (14) the risk that K Enter experiences difficulties in managing its growth and expanding operations after the Proposed Business Combination; (15) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (16) the ability to recognize the anticipated benefits of the Proposed Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of K Enter to grow and manage growth economically and hire and retain key employees; (17) risk that K Enter may not be able to develop and maintain effective internal controls; (18) the risk that K Enter may fail to keep pace with rapid technological developments or changes in entertainment tastes to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (19) the ability to develop, license or acquire new content, products and services; (20) the risk that K Enter is unable to secure or protect its intellectual property; (21) the risk of product liability or regulatory lawsuits or proceedings relating to K Enter’s business; (22) the risk of cyber security or foreign exchange losses; (23) changes in applicable laws or regulations; (24) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Proposed Business Combination; (25) the impact of the global COVID-19 pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions; (26) the risk that K Enter fails to successfully and timely consummate its acquisition of one or more of the seven operating companies including, Solaire Partners; and (27) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the U.S. Securities and Exchange Commission (“SEC”) made by the Company. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement to be filed with the SEC with respect to the Proposed Business Combination (as described further below), and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor K Enter presently know or that the Company and K Enter currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. The Company and K Enter anticipate that subsequent events and developments will cause the Company’s and K Enter’ assessments to change. However, while The Company and K Enter may elect to update these forward-looking statements at some point in the future, The Company and K Enter specifically disclaim any obligation to do so. Neither the Company nor K Enter gives any assurance that the Company or K Enter, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing the Company’s and K Enter’ assessments as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Merger Agreement, dated as of June 15, 2023, by and among Global Star Acquisition Inc., K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc.

10.1	Form of Lock-Up Agreement.

10.2	Form of Registration Rights Agreement.

10.3	Form of Joinder Agreement.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Global Star agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Star Acquisition Inc.

By:	/s/ Anthony Ang
	Name:	Anthony Ang
	Title:	Chief Executive Officer

Dated: June 22, 2023

Exhibit 2.1

EXECUTION VERSION

MERGER AGREEMENT

dated

June 15, 2023

by and among

K Enter Holdings Inc., a Delaware corporation (the “Company”),

Global Star Acquisition Inc., a Delaware corporation (“Parent”),

K Wave Media Ltd., a Cayman Islands exempted company (“Purchaser”)

and

GLST Merger Sub Inc., a Delaware corporation (“Merger Sub”)

TABLE OF CONTENTS CONTINUED

TABLE OF CONTENTS CONTINUED

TABLE OF CONTENTS CONTINUED

Exhibit A	–	Form of Lock-Up Agreement
Exhibit B	–	Form of Amended and Restated Registration Rights Agreement
Exhibit C	–	Form of Purchaser Equity Incentive Plan
Exhibit D	–	Form of Joinder

MERGER AGREEMENT

MERGER AGREEMENT dated as of June 15, 2023 (this “Agreement”), by and among K Enter Holdings Inc., a Delaware corporation (the “Company”), Global Star Acquisition Inc., a Delaware corporation (“Parent”), Purchaser (as defined below) and Merger Sub (as defined below).

W I T N E S E T H:

A. The Company is a recently formed holding company for the purpose of acquiring (i) Solaire Partners Ltd. (“Solaire Partners”), a Korean contents-specialized investment firm, (ii) The LAMP Pictures Co., Ltd. (“The LAMP”), a Korean film production studio, (iii) Bidangil Pictures Co., Ltd. (“Bidangil Pictures”), a Korean film production studio, (iv) Apeitda Co., Ltd. (“Apeitda”), a Korean film production studio, (v) Studio ANSEILLEN (“Studio ANSEILLEN”), a Korean TV series production studio, (vi) First Virtual Lab Inc. (“First Virtual Lab” or “FVL”), a Korean virtual production and visual effects studio, and (vii) Play Company Co., Ltd. (“Play Company”), a Korean contents merchandise producer, which in turn owns 67.1% of the issued and outstanding equity interests in Play F&B Co., Ltd. (“Play F&B”), a Korean food and beverage company (such entities, collectively, the “Target Entities”) (the “Business”);

B. Prior to the date hereof, the Company has entered into definitive acquisition agreements (the “Acquisition Agreements”) to acquire the Target Entities, but has not consummated the acquisition of any of the Target Entities;

C. Prior to the Closing, the Company intends to consummate the acquisition of the Target Entities upon the terms and subject to the conditions set forth in the Acquisition Agreements;

D. Parent is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

E. Following the date of this Agreement, Parent shall form Purchaser as a Cayman Islands exempted and wholly owned subsidiary of Parent, to be formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the surviving corporation (the “Reincorporation Merger”). Following the formation of Purchaser, Parent shall cause Purchaser to enter into the Joinder (as defined below);

F. Following the date of this Agreement, Parent shall form Merger Sub as a Delaware corporation and wholly owned subsidiary of Purchaser, to be formed for the sole purpose of the Acquisition Merger (as defined below). Following the formation of Merger Sub, Parent shall cause Merger Sub to enter into the Joinder;

G. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into the Company, after which the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”);

H. Parent hereto intends that, (i) for United States federal and applicable state income tax purposes, the Reincorporation Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code (a “Plan of Reorganization”) with respect to the Reincorporation Merger and (ii) Purchaser will be treated as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger ((i) and (ii) taken together, the “Reincorporation Intended Tax Treatment”);

I. Each of the parties hereto intends that, for United States federal and applicable state income tax purposes, the Acquisition Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of Parent, Purchaser and the Company are to be parties under Section 368(b) of the Code (the “Acquisition Intended Tax Treatment”), and this Agreement is intended to constitute a “Plan of Reorganization” with respect to the Acquisition Merger;

J. Prior to the date hereof, Parent has obtained an opinion from EverEdge Pte. Ltd. that the Acquisition Merger is fair to Parent from a financial point of view; and

K. The Boards of Directors of each of the Company, Parent, Purchaser and Merger Sub have unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and the Ancillary Agreements to which they are or will be party, including the Reincorporation Merger and the Acquisition Merger, and the performance of their respective obligations hereunder or thereunder, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, them and their respective stockholders, (iii) resolved to recommend that their respective stockholders approve the Reincorporation Merger and the Acquisition Merger and such other transactions contemplated hereby and adopt this Agreement and the Ancillary Agreements to which they are or will be a party and the performance of such party of their obligations hereunder and thereunder and (iv) in the case of Parent, resolved to recommend that its stockholders approve each of the Parent Proposals.

In consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

“Acquisition Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.

“Acquisition Merger” has the meaning set forth in the recitals to this Agreement.

“Action” means any legal action, litigation, suit, claim, hearing, proceeding or investigation by or before any Authority.

“Additional Parent SEC Documents” has the meaning set forth in Section 5.13(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person, whether through one or more intermediaries or otherwise.

“Affordable Care Act” has the meaning set forth in Section 4.20(i).

“Aggregate Fully Diluted Company Common Shares” means the sum, without duplication, of (a) all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time; plus (c) the aggregate shares of Company Common Stock issuable upon full conversion, exercise or exchange of any other securities of the Company outstanding immediately prior to the Effective Time directly or indirectly convertible into or exchangeable or exercisable for Company Common Stock.

“Aggregate Merger Consideration” means a number of Purchaser Ordinary Shares equal to the quotient obtained by dividing (a) the Base Purchase Price, by (b) $10.00.

“Agreement” has the meaning set forth in the preamble.

“Alternate Exchange” means The Nasdaq Capital Market, The Nasdaq Global Select Market, NYSE, NYSE American, or any successor thereto.

“Alternative Proposal” has the meaning set forth in Section 6.2(b).

“Alternative Transaction” has the meaning set forth in Section 6.2(a).

“Ancillary Agreements” means (i) the Lock-Up Agreement, the Registration Rights Agreement and the Joinder and (ii) for the purposes of Sections 4.2, 4.3 and 4.4 only, the Acquisition Agreements.

“Anti-Corruption Laws” has the meaning set forth in Section 4.26(a).

“Anti-Money Laundering Laws” has the meaning set forth in Section 4.26(a).

“Antitrust Laws” means any applicable domestic or foreign, supranational, national, federal, state, municipality or local Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.

“Authority” means any federal, state, provincial, municipal, local, foreign, multinational or supra-national government, governmental authority or regulatory body thereof, or political subdivision thereof, or any commission, department, board, bureau, authority, agency or instrumentality of such government, governmental authority, regulatory body or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority exercising executive, legislative, judicial, regulatory or administrative functions (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, arbitration panel, court, tribunal, mediator or similar judicial body of competent jurisdiction.

“Base Purchase Price” means $610,000,000.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, liabilities, operations, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized or required by Law to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Cayman Companies Act” means Companies Act (Revised) of the Cayman Islands, as the same may be amended from time to time.

“Cayman Registrar” has the meaning specified in Section 2.2.

“Certificate of Merger” has the meaning set forth in Section 3.2.

“Closing” has the meaning set forth in Section 3.2.

“Closing Consideration Spreadsheet” has the meaning set forth in Section 3.12(a).

“Closing Date” has the meaning set forth in Section 3.2.

“COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

“Company Charter” means the Second Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 31, 2023, as amended and in effect on the date of this Agreement.

“Company Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company Consent” has the meaning set forth in Section 4.8.

“Company Cure Period” has the meaning set forth in Section 10.2(a).

“Company Exclusively Licensed IP” means any and all Company Licensed IP that is exclusively licensed to or purported to be exclusively licensed to the Company.

“Company Financial Statements” has the meaning set forth in Section 7.3.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.1 (Corporate Existence and Power), Section 4.2 (Authorization), Section 4.3 (Government Authorization), Section 4.4 (Non-Contravention), Section 4.5(a) (other than the last sentence of Section 4.5(a)) (Capitalization), Section 4.5(b) (Capitalization), Section 4.6 (Subsidiaries) and Section 4.24 (Finders’ Fees).

“Company Information Systems” has the meaning set forth in Section 4.17(n).

“Company IP” means, collectively, any and all Company Owned IP and Company Licensed IP.

“Company Licensed IP” means any and all Intellectual Property owned by a third Person and licensed to or purported to be licensed, in whole or in part, to the Company or that the Company otherwise has a right to use or purports to have a right to use.

“Company Owned IP” means any and all Intellectual Property owned or purported to be owned, in whole or in part, by the Company, in each case, whether exclusively, jointly with another Person or otherwise.

“Company Preferred Stock” means the Series A Preferred Stock of the Company.

“Company Securityholder” means each Person who holds Company Capital Stock.

“Company Stockholders” means, at any given time, the holders of Company Capital Stock.

“Company Stockholder Approval” has the meaning set forth in Section 4.2(b).

“Company Stockholder Written Consent” has the meaning set forth in Section 7.2(a).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 7.2(a).

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, or any suppliers, customers or agents of the Company that is not already generally available to the public, including any Intellectual Property.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 6, 2023, by and between the Company and Parent.

“Contracts” means the contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, Permits, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company is a party or by which any of its properties or assets is bound.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings.

“Conversion Ratio” means the quotient obtained by dividing (a) the number of Purchaser Ordinary Shares constituting the Aggregate Merger Consideration, by (b) the Aggregate Fully Diluted Company Common Shares.

“Copyleft Licenses” means all licenses or other Contracts to Software that requires as a condition of use, modification, or distribution of such Software that other Software or technology incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no or minimal charge.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, governmental Order, Action, directive, guidelines or recommendations promulgated by any Authority that has jurisdiction over the Company, Parent or their Subsidiaries, as applicable, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.

“Data Protection Laws” means all applicable Laws in any applicable jurisdiction governing the Processing, privacy, security, or protection of Personal Information, and all regulations or guidance issued thereunder.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shares” has the meaning set forth in Section 3.10.

“Domain Names” has the meaning set forth in the definition of “Intellectual Property.”

“Effective Time” has the meaning set forth in Section 3.2.

“Enforceability Exceptions” has the meaning set forth in Section 4.2(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.11(a).

“Exchange Fund” has the meaning set forth in Section 3.11(a).

“Excluded Matter” means any one or more of the following: (a) any change in general economic or political conditions; (b) conditions generally affecting the industries in which such Person or its Subsidiaries operates; (c) any changes in financial, banking or securities markets in general or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation thereof; (e) the taking of any action required or permitted by this Agreement or any action or omission taken by the Company at the written request of Parent or any action or omission taken by Parent or Merger Sub with the written consent or at the request of the Company; (f) any changes in applicable Laws (including any COVID-19 Measures) or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation; (g) the announcement, pendency or completion of the transactions contemplated by this Agreement; (h) any natural or man-made disaster, acts of God or epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures) or the worsening thereof; or (i) any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (a) through (d), clause (f) and clause (h) shall not apply to the extent that Parent and Merger Sub, taken as a whole, on the one hand, or the Company, on the other hand, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which they operate. In addition, the amount of the Parent Redemption Amount or the failure to obtain the Parent Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to Purchaser.

“Export Control Laws” has the meaning set forth in Section 4.26(a).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practices), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person of the Indebtedness of another Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date, and (j) any agreement to incur any of the same.

“Intellectual Property” means any and all of the worldwide intellectual property rights and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: discoveries, inventions, ideas, technology, trade secrets, and Software, in each case whether or not patentable or copyrightable (including proprietary or confidential information, systems, methods, processes, procedures, practices, algorithms, formulae, techniques, knowledge, results, protocols, models, designs, drawings, specifications, materials, technical data or information, know-how, research, methodologies, customer lists, business plans, databases, collections of data, and other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing) (collectively, “Trade Secrets”); trade names, trademarks, service marks, trade dress, product configurations, other indications of origin, registrations thereof or applications for registration therefor, together with the goodwill associated with the foregoing (collectively, “Trademarks”); patents, patent applications, invention disclosures, utility models, industrial designs, supplementary protection certificates, and certificates of inventions, including all re-issues, continuations, divisionals, continuations-in-part, provisionals, priority documents, re-examinations, renewals, counterparts, extensions, substitutions, counterparts, and validations thereof (“collectively, “Patents”); works of authorship, copyrights, copyrightable materials, copyright registrations and applications for copyright registration (collectively, “Copyrights”); domain names and URLs (collectively, “Domain Names”); rights of privacy and publicity and in social media accounts; and identifiers, and other intellectual property; and all embodiments and fixations thereof and related documentation and registrations and all additions, improvements and accessions thereto.

“Interim Period” has the meaning set forth in Section 6.1(a).

“International Trade Control Laws” has the meaning set forth in Section 4.26(a).

“IP Contracts” means, collectively, any and all Contracts to which the Company is a party or by which any of its properties or assets are bound, in any case under which the Company (i) is granted a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person, (ii) grants a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Intellectual Property owned or purported to be owned by the Company or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements), in each case other than (A) “shrink wrap” or other licenses for generally commercially available software (including Publicly Available Software) or hosted services, (B) customer, distributor or channel partner Contracts on Company’s standard forms, (C) Contracts with the Company’s employees or contractors on Company’s standard forms, and (D) customary non-disclosure agreements entered into in the ordinary course of business consistent with past practices (subparts (A)-(D) collectively, the “Standard Contracts”).

“IPO” means the initial public offering of Parent pursuant to the Prospectus.

“IRS” means the United States Internal Revenue Service.

“Joinder” means the joinder to this Agreement, in substantially the form attached hereto as Exhibit D, which shall be entered into by Purchaser and Merger Sub following their formation.

“Key Employee” means the individuals listed on Schedule 1.1(b).

“Knowledge of the Company” or “to the Company’s Knowledge” means the actual knowledge after reasonable inquiry of the individuals listed on Schedule 1.1(c).

“Knowledge of Parent” or “to Parent’s Knowledge” means the actual knowledge after reasonable inquiry of Anthony Ang and Shan Cui.

“Law” means any domestic or foreign, supranational, national, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, deed of trust, pledge, charge, claim, security interest or encumbrance of any kind in respect of such property or asset, any option, right of first offer or right of first refusal in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-Up Agreement” means the agreement, in substantially the form attached hereto as Exhibit A, restricting the sale, transfer or other disposition of Purchaser Ordinary Shares received by certain of the Company Securityholders and holders of Parent Common Shares at the Closing in connection with the Reincorporation Merger and Acquisition Merger, which shall be effective as of the Closing.

“Material Adverse Effect” means any fact, effect, event, development, change, state of facts, condition, circumstance, violation or occurrence (an “Effect”) that, individually or together with one or more other contemporaneous Effect, (i) has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company, on the one hand, or on Parent and Merger Sub, on the other hand, taken as a whole; or (ii) prevents or materially impairs or would reasonably be expected to prevent or materially impair the ability of the Company Securityholders and the Company, on the one hand, or on Parent and Merger Sub, on the other hand to consummate the Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement; provided, however, that, solely in the case of the foregoing clause (i), a Material Adverse Effect shall not be deemed to include Effects (and solely to the extent of such Effects) resulting from an Excluded Matter.

“Material Contracts” has the meaning set forth in Section 4.14(a). “Material Contracts” shall not include any Contracts that are also Plans.

“Merger Sub” means (a) prior to the execution of the Joinder, Parent, and (b) from and following the execution of the Joinder, GLST Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser.

“Merger Sub Common Stock” has the meaning set forth in Section 5.8(c).

“Nasdaq” means The Nasdaq Global Market.

“Offer Documents” has the meaning set forth in Section 6.5(a).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent of or by an Authority.

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky laws, other than the Registration Statement and the other Offer Documents.

“Outside Closing Date” has the meaning set forth in Section 10.1(a).

“Parent” has the meaning set forth in the preamble.

“Parent Board Recommendation” has the meaning set forth in Section 5.12(a).

“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent as filed with the Secretary of State of the State of Delaware on September 19, 2022.

“Parent Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Parent.

“Parent Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Parent.

“Parent Common Share” means a share of Parent Class A Common Stock and/or a share of Parent Class B Common Stock, as applicable.

“Parent Cure Period” has the meaning set forth in Section 10.2(b).

“Parent Financial Statements” means all of the financial statements of Parent included in the Parent SEC Documents and any amendments to such financial statements.

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.1 (Corporate Existence and Power), Section 5.3 (Corporate Authorization), Section 5.4 (Governmental Authorization), Section 5.5 (Non-Contravention), Section 5.6 (Finders’ Fees), Section 5.7 (Issuance of Shares), and Section 5.8 (Capitalization).

“Parent Parties” has the meaning set forth in ARTICLE V.

“Parent Private Warrant” means a warrant to purchase one (1) share of Parent Class A Common Stock at an exercise price of $11.50 per share that was included in the Parent Units sold to the Sponsor in a private placement at the time of the consummation of the IPO.

“Parent Proposals” has the meaning set forth in Section 6.5(e).

“Parent Public Warrant” means a warrant to purchase one (1) share of Parent Class A Common Stock at an exercise price of $11.50 per share that was included in the Parent Units sold in the IPO.

“Parent Redemption Amount” has the meaning set forth in Section 6.6.

“Parent Right” means a right entitling the holder thereof to receive one-tenth (1/10) of one share of Parent Class A common stock upon consummation of Parent’s initial business combination that was included in the Parent Units sold in the IPO.

“Parent Rights Agreement” means the Rights Agreement, dated as of September 22, 2022, between Parent and Continental Stock Transfer & Trust Company, as rights agent.

“Parent SEC Documents” has the meaning set forth in Section 5.13(a).

“Parent Stockholder Approval” means the requisite approval under the Parent Charter, the DGCL or any other applicable Law, by holders of Parent Common Shares of this Agreement, the Reincorporation Merger and the Acquisition Merger.

“Parent Stockholder Meeting” has the meaning set forth in Section 6.5(a).

“Parent Unit” means each unit of Parent consisting of one share of Parent Class A Common Stock, one Parent Warrant and one Parent Right, which units were sold in the IPO.

“Parent Warrant” shall mean a Parent Private Warrant and/or a Parent Public Warrant, as applicable.

“Parent Warrant Agreement” means the Warrant Agreement, dated as of September 22, 2022, between Parent and Continental Stock Transfer & Trust Company, as warrant agent.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Permit” means each license, franchise, permit, order, approval, consent or other similar authorization required to be obtained and maintained by the Company under applicable Law to carry out or otherwise affecting, or relating in any way to, the Business.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Parent; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practices for amounts (i) that are not delinquent, (ii) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company of any Contract or Law; (c) liens for Taxes (i) not yet due and delinquent or (ii) which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Financial Statements in accordance with U.S. GAAP); and (d) the Liens set forth on Schedule 1.1(e).

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust, Authority or other entity or organization of any other kind.

“Personal Information” means any data or information regarding or capable of being associated with an identifiable natural person or device, or that otherwise constitutes personal data, personal health information, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law.

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment (other than any employment offer letter in such form as previously provided to Parent that is terminable “at will” without any contractual obligation on the part of the Company to make any severance, termination, change of control, or similar payment), consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by the Company, or under which the Company has any current or potential liability, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Authority.

“Plan of Reorganization” has the meaning set forth in the recitals to this Agreement.

“Process,” “Processed” or “Processing” means any operation or set of operations performed upon Personal Information or sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure, dissemination, or otherwise making available, alignment or combination, restriction, securing, erasure, or destruction.

“Prohibited Party” has the meaning set forth in Section 4.26(b).

“Prospectus” means the final IPO prospectus of Parent, dated September 19, 2022.

“Proxy Statement” has the meaning set forth in Section 6.5(a).

“Proxy Statement/Prospectus” has the meaning set forth in Section 6.5(a).

“Publicly Available Software” means each of any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, “copyleft,” open source software (e.g. Linux), or under similar licensing and distribution models, including but not limited to any of the following: (A) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), (F) the Sun Industry Source License (SISL) and (G) the Apache Server License, including for the avoidance of doubt all Software licensed under a Copyleft License.

“Purchaser” means (a) prior to the execution of the Joinder, Parent, and (b) from and following the execution of the Joinder, K Wave Media Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Parent.

“Purchaser Equity Incentive Plan” has the meaning set forth in Section 8.7.

“Purchaser Ordinary Shares” means the ordinary shares of Purchaser.

“Purchaser Right” has the meaning set forth in Section 2.5(b).

“Purchaser Warrant” has the meaning set forth in Section 2.5(b).

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Reincorporation Effective Time” has the meaning set forth in Section 2.2.

“Reincorporation Intended Tax Treatment” has the meaning specified in the recitals to this Agreement.

“Reincorporation Merger” has the meaning set forth in the recitals to this Agreement.

“Reincorporation Merger Certificate” has the meaning set forth in Section 2.2.

“Reincorporation Plan of Merger” has the meaning set forth in Section 2.2.

“Registered Exclusively Licensed IP” means any and all Company Exclusively Licensed IP that is the subject of a registration or an application for registration, including issued patents and patent applications.

“Registered IP” means collectively, any and all Registered Owned IP and Registered Exclusively Licensed IP.

“Registered Owned IP” means any and all Intellectual Property constituting Company Owned IP or filed in the name of the Company, that in each instance is the subject of a registration or an application for registration, including issued patents and patent applications.

“Registration Rights Agreement” means the amended and restated registration rights agreement, in substantially the form attached hereto as Exhibit B, which shall be effective as of the Closing.

“Registration Statement” has the meaning set forth in Section 6.5(a).

“Representatives” of a Person means the officers, directors, Affiliates, members, partners, managers, attorneys, accountants, consultants, employees, representatives and agents of such Person.

“Required Parent Proposals” has the meaning set forth in Section 6.5(e).

“Sanctions Laws” has the meaning set forth in Section 4.26(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning set forth in Section 4.5(a).

“Software” means computer software, programs, and databases (including development tools, library functions, and compilers) in any form, including in or as Internet Web sites, web content, links, source code, object code, operating systems, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, together with all versions, updates, corrections, enhancements and modifications thereof, and all related specifications, documentation, developer notes, comments, and annotations.

“Sponsor” means Global Star Acquisition 1 LLC, a Delaware limited liability company.

“Standard Contracts” has the meaning set forth in the definition of IP Contracts.

“Subsidiary” means, with respect to any Person, each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company and other tangible property.

“Tax Return” means any return, information return, declaration, claim for refund of Taxes, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Tax(es)” means any U.S. federal, state or local or non-U.S. taxes imposed by any Taxing Authority including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, escheat, personal property, intangible property, occupancy, recording, minimum, alternative minimum, and other taxes (including any governmental charge, fee, levy, or custom duty imposed by an Authority that is the nature of a tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

“Taxing Authority” means the IRS and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Terminating Company Breach” has the meaning set forth in Section 10.2(a).

“Terminating Parent Breach” has the meaning set forth in Section 10.2(b).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transaction Litigation” has the meaning set forth in Section 8.1(c).

“Transfer Taxes” means any and all transfer, documentary, sales, use, real property, stamp, excise, recording, registration, value added and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

“Trust Account” has the meaning set forth in Section 5.10.

“Trust Agreement” has the meaning set forth in Section 5.10.

“Trustee” has the meaning set forth in Section 5.10.

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.2 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time.

(e) Any reference to a numbered schedule means the same-numbered section of the disclosure schedule. Any reference in a schedule contained in the disclosure schedules delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in a schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement. Nothing in the disclosure schedules constitutes an admission of any liability or obligation of the disclosing party to any third party or an admission to any third party, including any Authority, against the interest of the disclosing party, including any possible breach of violation of any Contract or Law. Summaries of any written document in the disclosure schedules do not purport to be complete and are qualified in their entirety by the written document itself. The disclosures schedules and the information and disclosures contained therein are intended only to qualify and limit the representations and warranties of the parties contained in this Agreement, and shall not be deemed to expand in any way the scope or effect of any of such representations and warranties.

(f) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(g) To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, such Contract, document, certificate or instrument shall be deemed to have been given, delivered, provided and made available to Parent or its Representatives, if such Contract, document, certificate or instrument shall have been posted not later than two (2) days prior to the date of this Agreement to the electronic data site maintained on behalf of the Company for the benefit of the Parent and its Representatives and the Parent and its Representatives have been given access to the electronic folders containing such information.

ARTICLE II

REINCORPORATION MERGER

2.1 Reincorporation Merger. On the day that is at least one Business Day prior to the date of the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL and the Cayman Companies Act, respectively, Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Reincorporation Merger is hereinafter sometimes referred to as the “Reincorporation Surviving Corporation”.

2.2 Reincorporation Effective Time. The parties hereto shall cause the Reincorporation Merger to be consummated by filing a certificate of merger (the “Reincorporation Merger Certificate”) with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL, and filing a plan of merger (the “Reincorporation Plan of Merger”) (and other documents required by the Cayman Companies Act) with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in accordance with the relevant provisions of the Cayman Companies Act. The effective time of the Reincorporation Merger shall be the later of the acceptance of the Reincorporation Merger Certificate and the time that Reincorporation Plan of Merger is duly registered by the Cayman Registrar, or such later time as specified in the Reincorporation Merger Certificate and Reincorporation Plan of Merger, being the “Reincorporation Effective Time”.

2.3 Effect of the Reincorporation Merger. At the Reincorporation Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the Reincorporation Merger Certificate, the Reincorporation Plan of Merger and the applicable provisions of the DGCL and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Parent prior to the Reincorporation Effective Time shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Reincorporation Surviving Corporation, which shall include the assumption by the Reincorporation Surviving Corporation of any and all agreements, covenants, duties and obligations of Parent set forth in this Agreement to be performed after the Reincorporation Effective Time, and all securities of the Reincorporation Surviving Corporation issued and outstanding as a result of the conversion under Section 2.5 hereof shall be listed on the public trading market on which the Parent Common Shares were trading prior to Reincorporation Merger.

2.4 Charter Documents. At the Reincorporation Effective Time, the Parent Charter and the bylaws of Parent, as in effect immediately prior to the Reincorporation Effective Time, shall cease and the Memorandum and Articles of Association of Purchaser, as in effect immediately prior to the Reincorporation Effective Time, shall be the Memorandum and Articles of Association of the Reincorporation Surviving Corporation, provided that the name of the Reincorporation Surviving Corporation shall be “K Wave Media Ltd.”.

2.5 Effect of Issued Securities of Parent.

(a) Conversion of Parent Common Shares. At the Reincorporation Effective Time, each issued and outstanding Parent Common Share (other than those described in Section 2.5(c)) shall be converted automatically into one Purchaser Ordinary Share. At the Reincorporation Effective Time, all Parent Common Shares shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued and outstanding Parent Common Shares immediately prior to the Reincorporation Effective Time, as evidenced by the stockholder register of Parent (the “Stockholder Register”), shall cease to have any rights with respect to such Parent Common Shares, except as provided herein or by Law. Each holder of Parent Common Shares listed on the Stockholder Register shall thereafter have the right to receive the same number of Purchaser Ordinary Shares only. Each certificate (if any) previously evidencing Parent Common Shares shall be exchanged for a certificate representing the same number of Purchaser Ordinary Shares upon the surrender of such certificate in accordance with Section 2.6.

(b) Parent Warrants, Parent Rights and Parent Units. At the Reincorporation Effective Time, (i) each issued and outstanding Parent Warrant shall convert automatically into a warrant to purchase one Purchaser Ordinary Share at a price of $11.50 per whole share (the “Purchaser Warrant”), (ii) each issued and outstanding Parent Right shall convert automatically into a right to receive one-tenth (1/10) of one Purchaser Ordinary Share at the closing of a business combination (the “Purchaser Right”), and (iii) each issued and outstanding Parent Unit shall separate and convert automatically into one Purchaser Ordinary Share, one Purchaser Warrant and one Purchaser Right. At the Reincorporation Effective Time, all Parent Warrants, Parent Rights and Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Purchaser Warrants and Purchaser Rights shall have, and be subject to, the same terms and conditions set forth in the applicable agreements governing the Parent Warrants and Parent Rights, respectively, that are outstanding immediately prior to the Reincorporation Effective Time. At or prior to the Reincorporation Effective Time, Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Purchaser Warrants and Purchaser Rights remain outstanding, a sufficient number of Parent Ordinary Shares for delivery upon the exercise of the Purchaser Warrants and Purchaser Rights after the Reincorporation Effective Time.

(c) Cancellation of Parent Common Shares Owned by Parent. At the Reincorporation Effective Time, if there are any Parent Common Shares that are owned by Parent as treasury shares or any Parent Common Shares owned by any direct or indirect wholly owned subsidiary of Parent immediately prior to the Reincorporation Effective Time, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(d) No Liability. Notwithstanding anything to the contrary in this Section 2.5, none of the Reincorporation Surviving Corporation, Parent, Purchaser or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.6 Cancellation of Purchaser Ordinary Shares . At the Reincorporation Effective Time, any security of Purchaser issued and outstanding immediately prior to the Reincorporation Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

2.7 Surrender of Securities. All securities issued upon the surrender of the Parent Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of the Parent Common Shares shall also apply to the Purchaser Ordinary Shares so issued in exchange.

2.8 Lost Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities; provided, however, that the Reincorporation Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Reincorporation Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9 U.S. Tax Treatment. For U.S. Federal income tax purposes, each of the parties intends that the Reincorporation Merger qualifies for the Reincorporation Intended Tax Treatment. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Reincorporation Merger as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization and not otherwise to take any position or action inconsistent with such characterization. None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to impede the Reincorporation Intended Tax Treatment. Each of the parties acknowledge and agree that each such party (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify as a tax-deferred reorganization under Section 368(a) of the Code.

2.10 Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of Parent and Purchaser, the officers and directors of the Parent and Purchaser are fully authorized in the name and on behalf of their respective corporations or otherwise to take, and will take, all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE III

ACQUISITION MERGER

3.1 Acquisition Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, in accordance with the DGCL, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation, and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Purchaser.

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Acquisition Merger (the “Closing”) shall take place virtually on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other place and time as the Company and the Parent Parties may mutually agree. The parties may participate in the Closing via the exchange of signature pages via email or other electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. Subject to the provisions of this Agreement, at the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger, in form and substance reasonably acceptable to the Company and Parent, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Acquisition Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties and specified in the Certificate of Merger (the time at which the Acquisition Merger becomes effective is herein referred to as the “Effective Time”).

3.3 Effect of Acquisition Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Company and Merger Sub set forth in this Agreement to be performed after the Effective Time.

3.4 Company Charter; Company Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall, in accordance with the terms thereof and the DGCL, be amended and restated in its entirety as set forth in an exhibit to the Certificate of Merger, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL.

(b) The bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and applicable Law.

3.5 Directors and Officers of Surviving Corporation.1

(a) At the Effective Time, the initial directors of the Surviving Corporation shall consist of the same persons serving on Purchaser’s Board of Directors in accordance with Section 3.6, and such directors shall hold office until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

(b) At the Effective Time, the officers of the Company shall become the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

3.6 Directors and Officers of Purchaser. At the Effective Time, Purchaser’s Board of Directors will consist of seven (7) directors. The Company shall have the right to designate ____ (__) directors and the Sponsor shall have the right to designate ___ (__) directors. At least a majority of the Board of Directors shall qualify as independent directors under Nasdaq or Alternate Exchange rules, as applicable. At or prior to the Closing, Purchaser will provide each member of Purchaser’s post-Closing Board of Directors with a customary director indemnification agreement, in form and substance reasonable acceptable to the directors, to be effective upon the Closing (or if later, such director’s appointment). The officers of the Company shall become the initial officers of Purchaser as of immediately after the Effective Time, with such individuals holding the titles set forth opposite their names until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

3.7 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name and on behalf of their respective corporations or otherwise to take, and will take, all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

3.8 U.S. Tax Treatment. For U.S. federal and applicable state or local income tax purposes, each of the parties intends that the Acquisition Merger qualifies for the Acquisition Intended Tax Treatment. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Acquisition Merger as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulation Section 1.368-3, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization and not otherwise to take any position or action inconsistent with such characterization. None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to impede the Acquisition Intended Tax Treatment. Each of the parties acknowledge and agree that each such party (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify as a tax-deferred reorganization under Section 368(a) of the Code.

[1]	Note to Draft: K Enter to confirm.

3.9 Effect of the Acquisition Merger on Company Capital Stock. At the Effective Time, as a result of the Acquisition Merger and without any action on the part of Parent, Purchaser, Merger Sub, the Company or the holders of any shares of capital stock of any of them:

(a) Cancellation of Certain Shares of Company Capital Stock. Each share of Company Capital Stock, if any, that is owned by Parent or Merger Sub (or any other Subsidiary of Parent) or the Company (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion thereof and will cease to exist, and no consideration will be delivered in exchange therefor. Each share of Company Capital Stock, if any, held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(b) Treatment of Shares of Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Preferred Stock cancelled pursuant to Section 3.9(a)) shall, in accordance with Section 5.1 of the Company Charter, be deemed converted into shares of Company Common Stock and shall be treated pursuant to Section 3.9(c).

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock deemed outstanding as a result of the mandatory conversion of the Company Preferred Stock pursuant to Section 3.9(b)) (other than any such shares of Company Common Stock cancelled pursuant to Section 3.9(a) and any Dissenting Shares) shall be converted into the right to receive a number of Purchaser Ordinary Shares equal to the Conversion Ratio. At the Effective Time, all shares of Company Common Stock converted into the right to receive a portion of the Aggregate Merger Consideration pursuant to this Section 3.9(c), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive a portion of the Aggregate Merger Consideration into which such shares of Company Common Stock shall have been converted in the Acquisition Merger.

(d) Conversion of Merger Sub Capital Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.10 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent applicable under Section 262 of the DGCL, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Capital Stock cancelled in accordance with Section 3.9(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised and perfected appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Capital Stock shall be treated as if they had been converted as of the

Effective Time into the right to receive a portion of the Aggregate Merger Consideration to which such holder is entitled in accordance with Section 3.9(c), without interest thereon, upon transfer of such shares. The Company shall promptly provide Parent with written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands.

3.11 Surrender and Payment.

(a) Exchange Fund. On or prior to the Closing Date, Purchaser shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) for the benefit of the Company Stockholders, for exchange in accordance with this ARTICLE III, the number of Purchaser Ordinary Shares sufficient to deliver the Aggregate Merger Consideration payable pursuant to this Agreement (such Purchaser Ordinary Shares, the “Exchange Fund”). Purchaser shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Aggregate Merger Consideration out of the Exchange Fund in accordance with the Closing Consideration Spreadsheet and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.

(b) Exchange Procedures. As soon as practicable following the Effective Time, and in any event within two (2) Business Days following the Effective Time (but in no event prior to the Effective Time), Purchaser shall cause the Exchange Agent to deliver to each Company Stockholder, as of immediately prior to the Effective Time, represented by book-entry, such Company Stockholder’s applicable portion of the Aggregate Merger Consideration from the Exchange Fund.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Aggregate Merger Consideration that remains undistributed to the Company Stockholders for two (2) years after the Effective Time shall be delivered to Purchaser, upon demand, and any Company Stockholders who have not theretofore complied with this Section 3.11 shall thereafter look only to Purchaser for their portion of the Aggregate Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by Company Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Authority shall, to the extent permitted by applicable Law, become the property of Purchaser free and clear of any claims or interest of any person previously entitled thereto.

3.12 Consideration Spreadsheet.

(a) At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time:

(i) the name and address of record of each Company Stockholder and the number and class, type or series of shares of Company Capital Stock held by each, and in the case of shares of each series of Company Preferred Stock, the number of shares of Company Common Stock into which such shares of Company Preferred Stock are convertible;

(ii) the number of Aggregate Fully Diluted Company Common Shares;

(iii) detailed calculations of each of the following (in each case, determined without regard to withholding):

(A) the Aggregate Merger Consideration; and

(B) the Conversion Ratio.

(b) The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by Parent, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The parties agree that Parent shall be entitled to rely on the Closing Consideration Spreadsheet in making payments under ARTICLE III.

3.13 Adjustment. The shares comprising the Aggregate Merger Consideration and Conversion Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Shares occurring prior to the date the shares comprising the Aggregate Merger Consideration are issued.

3.14 No Fractional Shares. No fractional Purchaser Ordinary Shares, or certificates or scrip representing fractional Purchaser Ordinary Shares, will be issued upon the conversion of the Company Capital Stock pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Purchaser. Any holder of a share of Company Capital Stock who would otherwise be entitled to receive a fraction of a Purchaser Ordinary Share (after aggregating all fractional Purchaser Ordinary Shares issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by $10.00.

3.15 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

3.16 No Further Ownership Rights in Company Capital Stock. All consideration paid or payable in respect of shares of Company Capital Stock hereunder, or upon the exercise of the appraisal rights described in Section 3.10, shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock and from and after the Effective Time, no holder of Company Capital Stock shall have any ownership right in the Company and there shall be no further registration of transfers of shares of Company Capital Stock on the stock transfer books of the Surviving Corporation.

3.17 Transfers of Ownership. If any certificate for Purchaser Ordinary Shares is to be issued in a name other than that in which the Company Capital Stock certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution of this Agreement (with specific reference to the particular section or subsection of this Agreement to which the information set forth in such disclosure letter relates (which qualify (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to Parent that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date (except for representations and warranties that are made as of a specific date, which are made only as of such date).

4.1 Corporate Existence and Power. The Company is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction of its incorporation. The Company has all requisite power and authority, corporate and otherwise, to own, lease or otherwise hold and operate its properties and other assets and to carry on the Business as presently conducted and as proposed to be conducted. The Company is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect in respect of the Company. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the organizational documents of the Company, in each case as amended to the date hereof. The Company has not taken any action in violation or derogation of its organizational documents.

4.2 Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Acquisition Merger, subject to receipt of the Company Stockholder Approval. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than, in the case of the Acquisition Merger, the receipt of the Company Stockholder Approval) or the Ancillary Agreements. This Agreement and the Ancillary Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement and the Ancillary Agreements to which the Company is a party constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”).

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Board of Directors of the Company, the Board of Directors of the Company has (i) approved the execution, delivery and performance by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Acquisition Merger, on the terms and subject to the conditions set forth herein and therein; (ii) determined that this Agreement, the Ancillary Agreements to which it is a party, and the transactions contemplated hereby and thereby, upon the terms and subject to the conditions set forth herein, are advisable and fair to and in the best interests of the Company and the Company Stockholders; (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement. The affirmative vote or written consent of Persons holding a majority of the votes represented by all outstanding shares of Company Capital Stock entitled to vote thereon is required to, and shall be sufficient to, approve this Agreement and the transactions contemplated hereby (the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote or consent of any of the holders of Company Capital Stock necessary to adopt this Agreement and approve the Acquisition Merger and the consummation of the other transactions contemplated hereby.

4.3 Governmental Authorization. None of the execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is or will be a party, or the consummation of the transactions contemplated hereby or thereby, requires any consent, approval, license, Order or other action by or in respect of, or registration, declaration or filing with, any Authority other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, except for SEC or Nasdaq approval required to consummate the transactions contemplated hereunder.

4.4 Non-Contravention. None of the execution, delivery or performance by the Company of this Agreement or any Ancillary Agreement to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby and thereby does or will (a) contravene or conflict with the Company Charter or the bylaws of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company or to any of its properties, rights or assets, (c) except for the Contracts listed on Schedule 4.8 requiring Company Consents (but only as to the need to obtain such Company Consents), (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or to a loss of any material benefit to which the Company is entitled, in the case of each of clauses (i) – (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon the Company or any of its properties, rights or assets, (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s properties, rights or assets, or (e) require any consent, approval or waiver from any Person pursuant to any provision of the organizational documents of the Company, except for such consent, approval or waiver which shall be obtained (and a copy provided to Parent) prior to the Closing.

4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, $0.0001 par value per share, of which 45,000 shares of preferred stock are designated “Series A Preferred Stock” (the “Series A Preferred Stock”). There are 91,222 shares of Company Common Stock and 7,670.40 shares of Series A Preferred Stock are issued and outstanding as of the date of this Agreement. There are 7,670.40 shares of Company Common Stock that may be issued upon the conversion or exchange of outstanding Series A Preferred Stock. No other shares of capital stock or other voting securities of the Company are authorized, issued, reserved for issuance or outstanding. All issued and outstanding shares of Company Common Stock and Company Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Laws (including any applicable securities laws) and in compliance with the Company Charter and the bylaws of the Company. No shares of Company Common Stock or Company Preferred Stock are subject to or were issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the DGCL, the Company Charter or any Contract to which the Company is a party or by which the Company or any of its properties, rights or assets are bound). As of the date of this Agreement, all outstanding shares of Company Capital Stock are owned of record by the Persons set forth on Schedule 4.5(a) in the amounts set forth opposite their respective names.

(b) Except for the Company Preferred Stock, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares of Company Capital Stock or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company (including pursuant to any provision of Law, the Company Charter or any Contract to which the Company is a party), (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable), or (vii) any stock appreciation, phantom stock or similar rights with respect to the Company.

4.6 No Subsidiaries. The Company does not have any Subsidiaries. For the avoidance of doubt, the Target Entities shall not be deemed Subsidiaries of the Company for any purpose under this Agreement, regardless of whether or not the transactions contemplated by the Acquisition Agreements have been consummated.

4.7 Corporate Records. All proceedings of the Board of Directors of the Company since January 4, 2023 (inception), including all committees thereof, and of the Company Stockholders, and all consents to actions taken thereby that are required by Law, the Company Charter or the bylaws of the Company, are accurately reflected in the minutes and records contained in the corporate minute books of the Company and made available to Parent. The stockholder ledger of the Company is true, correct and complete.

4.8 Consents. The Contracts listed on Schedule 4.8 are the only Contracts requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any Ancillary Agreement to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).

4.9 Liabilities; Indebtedness.

(a) The Company has no material liabilities or obligations of the type that would be required to be set forth on a balance sheet prepared in accordance with U.S. GAAP, except for (i) liabilities arising in the ordinary course of business, and (ii) liabilities specifically set forth on Schedule 4.9(a).

(b) Except as set forth on Schedule 4.9(b), the Company does not have any Indebtedness.

4.10 [RESERVED].

4.11 Absence of Certain Changes. From January 4, 2023 (inception) until the date of this Agreement, (a) the Company has conducted its businesses in the ordinary course and in a manner consistent with past practice; (b) there has not been any Material Adverse Effect in respect of the Company; (c) the Company has not taken any action that, if taken after the date of this Agreement and prior to the consummation of the Merger, would require the consent of Parent pursuant to Section 6.1 and Parent has not given consent; and (d) to the knowledge of the Company, there has not been any Material Adverse Effect with respect to the Company, Play Company and Solaire Partners, taken as a whole.

4.12 Properties; Title to the Company’s Assets.

(a) All items of Tangible Personal Property have no material defects, are in good operating condition and repair in all material respects and function in accordance with their intended uses (ordinary wear and tear excepted), have been properly maintained in all material respects and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the material Tangible Personal Property is located at the offices of the Company.

(b) The Company has good, valid and marketable title in and to, or in the case of the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use all of the tangible assets of the type that would be required to be set forth on a balance sheet prepared in accordance with U.S. GAAP. Except as set forth on Schedule 4.12, no such tangible asset is subject to any Lien other than Permitted Liens. The Company’s assets constitute all of the rights, properties, and assets of any kind or description whatsoever, including goodwill, necessary for the Company to operate the Business immediately after the Closing in substantially the same manner as the Business is currently being conducted.

4.13 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of the officers or directors of the Company, the Business, any of the Company’s rights, properties or assets or any Contract before any Authority or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Ancillary Agreement. There are no outstanding judgments against the Company or any of its rights, properties or assets. The Company or any of its rights, properties or assets is not, nor has been since January 4, 2023 (inception), subject to any Action by any Authority.

4.14 Contracts.

(a) Schedule 4.14(a) sets forth a true, complete and accurate list, as of the date of this Agreement, of all of the following Contracts as amended to date which are currently in effect (collectively, “Material Contracts”):

(i) all Contracts that require annual payments or expenses incurred by, or annual payments or income to, the Company of $500,000 or more (other than Contracts entered into in the ordinary course of business consistent with past practices);

(ii) each Contract with any current employee of the Company (A) which has continuing obligations for payment of an annual compensation of at least $500,000, and which is not terminable for any reason or no reason upon reasonable notice without payment of any penalty, severance or other obligation; (B) providing for severance or post-termination payments or benefits to such employee (other than COBRA obligations); or (C) providing for a payment or benefit upon the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement or as a result of a change of control of the Company;

(iii) all Contracts creating a joint venture, strategic alliance, limited liability company or partnership arrangement to which the Company or any Subsidiary is a party;

(iv) all Contracts relating to any acquisitions or dispositions of material assets by the Company (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practices), including the Acquisition Agreements;

(v) all IP Contracts, separately identifying all such IP Contracts under which the Company is obligated to pay royalties thereunder and all such IP Contracts under which the Company is entitled to receive royalties thereunder;

(vi) all Contracts creating or otherwise relating to outstanding Indebtedness (other than intercompany Indebtedness) in the aggregate that are valued at $500,000 or greater;

(vii) all Contracts relating to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the organizational or constitutive documents of the Company);

(viii) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; and

(ix) all Contracts under which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, or the amount or value thereof will be calculated on the basis of, the transactions contemplated by this Agreement or any Ancillary Agreement.

(b) Each Material Contract is (i) a valid and binding agreement, (ii) in full force and effect and (iii) enforceable by and against the Company and each counterparty that is party thereto, subject, in the case of this clause (iii), to the Enforceability Exceptions. Neither the Company nor, to the Company’s Knowledge, any other party to a Material Contract is in material breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract. The Company has not assigned, delegated or otherwise transferred any of its rights or obligations under any Material Contract or granted any power of attorney with respect thereto.

(c) The Company is in compliance in all material respects with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or Material Contracts establishing or evidencing any Indebtedness. The consummation and closing of the transactions contemplated by this Agreement shall not cause or result in an event of default under any instruments or Material Contracts establishing or evidencing any Indebtedness.

4.15 Licenses and Permits. Schedule 4.15 sets forth a true, complete and correct list of each Permit held by the Company that is required under applicable Law to permit the Company to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to carry out or conduct the Business, together with the name of the Authority issuing the same. Such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement or any Ancillary Agreement. The Company has all Permits necessary to operate the Business, and each of the Permits is in full force and effect. The Company is not in material breach or violation of, or material default under, any such Permit, and, to the Company’s Knowledge, no basis (including the execution of this Agreement and the other Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement) exists which, with notice or lapse of time or both, would reasonably constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. The Company has not received any written (or, to the Company’s Knowledge, oral) notice from any Authority regarding any material violation of any Permit. There has not been and there is not any pending or, to the Company’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Authority against the Company involving any material Permit.

4.16 Compliance with Laws. Neither the Company nor, to the Knowledge of the Company, any Representative or other Person acting on behalf of the Company, is in violation in any material respect of, and, since January 4, 2023 (inception), no such Person has failed to be in compliance in all material respects with, all applicable Laws and Orders. Since January 4, 2023 (inception), (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by the Company of, or failure on the part of the Company to comply with, or any liability suffered or incurred by the Company in respect of any violation of or material noncompliance with, any Laws, Orders or policies by Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company. Since January 4, 2023 (inception), the Company has not been threatened in writing or, to the Company’s Knowledge, orally to be charged with, or given written or, to the Company’s Knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Authority.

4.17 Intellectual Property.

(a) The Company or any of its Subsidiary is the sole and exclusive owner of each item of Company Owned IP, free and clear of any Liens (except for Permitted Liens). The Company or any of its Subsidiary is the sole and exclusive licensee of each item of Company Exclusively Licensed IP, free and clear of any Liens (except for Permitted Liens). The Company or any of its Subsidiary has a valid right to use the Company Licensed IP.

(b) Schedule 4.17(b) sets forth a true, correct and complete list of all (i) Registered IP; (ii) Domain Names constituting Company Owned IP; and (iii) all social media handles constituting Company Owned IP; accurately specifying as to each of the foregoing, as applicable: (A) the filing number, issuance or registration number, or other identify details, including filing and issuance dates; (B) the record owner and nature of the ownership; (C) the jurisdictions, registrar or platform by or in which such Registered Owned IP has been issued, registered, or in which an application for such issuance or registration has been filed; and (D) any liens or security interests that apply.

(c) To the Knowledge of the Company, all Registered Owned IP that constitute issued Patents are valid and enforceable. All Registered Exclusively Licensed IP that constitute issued Patents are subsisting and, to the Knowledge of the Company, valid and enforceable. As of the date of this Agreement, no Registered Owned IP, and to the Knowledge of the Company no Registered Exclusively Licensed IP, is or has been involved in any litigation, interference, opposition, reissue, reexamination, revocation, inter parties review, nullity, cancellation or Uniform Domain Name Dispute-Resolution Policy proceeding or equivalent proceeding, and no such proceeding has been threatened in writing with respect thereto. Since January 4, 2023 (inception), there have been no claims filed, served or threatened in writing, or to the

Knowledge of the Company orally threatened, against the Company contesting the validity, use, ownership, enforceability, patentability, registrability, or scope of any Registered IP. The Registered Owned IP is currently in compliance with formal legal requirements of the applicable intellectual property office and all registration, maintenance and renewal fees currently due in connection with any Registered Owned IP, and to the Knowledge of the Company all Registered Exclusively Licensed IP, have been paid and all documents, recordations and certificates in connection therewith have been filed with the authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such rights and recording the Company’s ownership or interests therein.

(d) Since January 4, 2023 (inception), there have been no claims filed, served or threatened in writing, or to the Knowledge of the Company orally threatened, against the Company alleging any conflict with, infringement, misappropriation, or other violation of any Intellectual Property of a third Person (including any unsolicited written offers to license any such Intellectual Property). There are no Actions pending that involving a claim against the Company by a third Person alleging infringement or misappropriation of such third Person’s Intellectual Property. To the Knowledge of the Company, since January 4, 2023 (inception), no third Person has conflicted with, infringed, misappropriated, or otherwise violated any Company IP.

(e) Since January 4, 2023 (inception), the Company has not filed, served, or threatened a third Person with any claims alleging any conflict with, infringement, misappropriation, or other violation of any Company IP. There are no Actions pending that involving a claim against a third Person the Company alleging infringement or misappropriation of Company IP. The Company is not subject to any Order that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property by the Company.

(f) Except as disclosed on Schedule 4.17(f), each employee, agent, consultant, and contractor who has contributed to or participated in the creation or development of any Registered IP on behalf of the Company or any predecessor in interest thereto has executed a form of proprietary information and/or inventions agreement or similar written Contract with the Company under which such Person: (i) has assigned all right, title and interest in and to such Intellectual Property to the Company (or such predecessor in interest, as applicable); and (ii) is obligated to maintain the confidentiality of the Company’s confidential information both during and after the term of such Person’s employment or engagement.

(g) No government funding or facility of a university, college, other educational institution or research center was used in the development of any item of Registered IP or to the Knowledge of the Company any item of Company Exclusively Licensed IP.

(h) None of the execution, delivery or performance by the Company of this Agreement or any of the Ancillary Agreements to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby will (i) cause any item of Company Owned IP, or any material item of Company Licensed IP immediately prior to the Closing, to not be owned, licensed or available for use by the Company on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations by the Company in order to use or exploit any other such Intellectual Property to the same extent as the Company was permitted immediately before the Closing.

(i) Except with respect to the agreements listed on Schedule 4.14(a)(i), the Company is not obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.

(j) The Company has exercised reasonable efforts necessary to maintain, protect and enforce the secrecy, confidentiality and value of all Trade Secrets and all other material Confidential Information, in each instance that are at least consistent with efforts undertaken by third Persons in the industry within which the Business is a part. No Company IP is subject to any technology or source code escrow arrangement or obligation. No person other than the Company and its employees and contractors (i) has a right to access or possess any source code of the Software constituting the Company Owned IP, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement. The Company is in actual possession and control of the source code of any Software constituting Company Owned IP and all related documentation and materials.

(k) To the Knowledge of the Company, the Privacy Policy accurately describes the Company’s collection, disclosure and use of Personal Information and materially complies with all applicable Data Protection Laws. To the Knowledge of the Company, none of the marketing materials and/or advertisements made, or provided by, or on behalf of the Company have been inaccurate in a material way, misleading in a material way, or unfair or deceptive in material violation of applicable Data Protection Laws.

(l) In connection with its Processing of any Personal Information, the Company is in material compliance with all applicable Data Protection Laws. To the Knowledge of the Company, there are no written complaints or audits, proceedings, investigations or claims pending against the Company by any Authority, or by any Person, in respect of Processing of Personal Information by or on behalf of the Company. Without limiting the generality of the foregoing, to the Knowledge of the Company, since January 4, 2023 (inception), the Company has not experienced any material loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Information maintained by or on behalf of the Company (including by any agent, subcontractor or vendor of the Company) for which the Company would be required to make a report to a governmental authority, a data subject, or any other Person.

(m) To the Knowledge of the Company, the Software that constitutes Company Owned IP and all Software that is used by the Company is free of all viruses, worms, Trojan horses and other material known contaminants and does not contain any bugs, errors, or problems of a material nature that would disrupt its operation or have an adverse impact on the operation of other Software. The Company is in material compliance with all Publicly Available Software license terms applicable to any Publicly Available Software licensed to or used by the Company. The Company has not received any written (or, to the Knowledge of the Company, oral) notice from any Person that it is in breach of any license with respect to Publicly Available Software. None of the Software of the Company is subject to any Copyleft Licenses. The Company is in material compliance with all Publicly Available Software license terms applicable to any Publicly Available Software licensed to or used by the Company. The Company has used commercially reasonable efforts to maintain the confidentiality of the source code and confidential system documentation relating to all proprietary Software of the Company. Except with respect to Publicly Available Software or Intellectual Property licensed to a member of the Company pursuant to Material Contracts, no third party owns any Intellectual Property in any Software incorporated in or used with any Company Software.

(n) The “Company Information Systems” are defined as all IT systems used in or necessary for the operation of the business of the Company. The Company has implemented and maintained (or, where applicable, has required its vendors to maintain) in material compliance with the Company’s internal standards as well as its contractual obligations to other Persons (including any applicable warranties or other user instructions from vendors), commercially reasonable security, and adequate policies and procedures regarding the performance, security, confidentiality, availability, and integrity of the Company

Information Systems from unauthorized physical or virtual access, use, modification, acquisition, disclosure or other misuse. There has been no material breach, intrusion, unauthorized access to or use of the Company Information Systems or other security incident that has impacted the integrity or availability of the Company Information Systems, nor has there been any material downtime or unavailability of the Company Information Systems that resulted in a material disruption of the Business. The Company Information Systems and Company Software (i) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Business and perform in all material conformance with their documentation and functional specifications, (ii) operate and perform in all material respects as currently required and as currently contemplated to be required to conduct and operate the Business, and (iii) are free from any material software defect. There has been no malfunction, misconfiguration, vulnerability, or failure with respect to any Company Information System that has had a material effect on the operations of the Company. The Company has implemented commercially reasonable backup, anti-virus, malware protection, server patch, intrusion detection, and disaster recovery technology, policies and procedures and all other security and incident detection and response measures (including access control protocols and capabilities for AI/ML or training data).

(o) To the Company’s Knowledge, there has been no unauthorized access to or use of the Company Information Systems, nor has there been any downtime or unavailability of the Company Information Systems that resulted in a material disruption of the Business. The Company Information Systems are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Business. There has been no failure with respect to any Company Information System that has had a material effect on the operations of the Company.

4.18 Employees; Employment Matters.

(a) The Company has made available to Parent or its counsel a true, correct and complete list of the employees of the Company as of the date hereof, setting forth the employee ID, location, title, current base salary or hourly rate for each such person.

(b) The Company is not a party to any collective bargaining agreement or similar labor agreement with respect to any employees of the Company. There is no unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened, before any applicable Authority relating to employees of the Company.

(c) There are no pending or, to the Knowledge of the Company, threatened in writing material Actions against the Company under any worker’s compensation policy or long-term disability policy.

(d) The Company is in compliance in all material respects with all applicable Laws relating to employment or the engagement of labor, including but not limited to all applicable Laws relating to wages, hours, overtime, collective bargaining, equal employment opportunity, discrimination, harassment (including, but not limited to sexual harassment), retaliation, immigration, verification of identity and employment authorization of individuals employed in the United States, employee leave, disability rights or benefits, employment and reemployment rights of members and veterans of the uniformed services, paid time off/vacation, unemployment insurance, safety and health, workers’ compensation, pay equity, restrictive covenants, whistleblower rights, child labor, classification of employees and independent contractors, meal and rest breaks, reimbursement of business expenses, and the collection and payment of withholding or social security Taxes.

(e) Schedule 4.18(e) discloses each individual who is employed by the Company pursuant to a visa and the expiration date of such visa.

(f) To the Knowledge of the Company, no Key Employee is a party to or bound by any enforceable confidentiality agreement, non-competition agreement or other restrictive covenant (with any Person) that materially interferes with: (i) the performance by such Key Employee of his or her duties or responsibilities as an officer or employee of the Company or (ii) the Company’s business or operations. No Key Employee has given written notice of his or her intent to terminate his or her employment with the Company, nor has the Company provided written notice of its present intention to terminate the employment of any of the foregoing.

(g) Since January 4, 2023 (inception), the Company has not received written notice of any material claim or litigation relating to an allegation of discrimination, retaliation, harassment (including sexual harassment), or sexual misconduct; nor is there any outstanding obligation for the Company under any settlement relating to such matters and to the Knowledge of the Company, no such claim or litigation has been threatened in writing.

4.19 Withholding. Except as disclosed on Schedule 4.19, all reasonably anticipated obligations of the Company with respect to employees of the Company (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business consistent with past practices), whether arising by operation of Law, or by contract, for salaries, bonuses and vacation pay/paid time off to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or accrued on the Company Financial Statements prior to the Closing Date.

4.20 Employee Benefits.

(a) Schedule 4.20(a) sets forth a correct and complete list of all Plans. With respect to each Plan, the Company has made available to Parent or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Plan and all amendments thereto, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent annual reports on Form 5500 and accompanying schedules, if any; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or advisory letter received by the Company from the Internal Revenue Service regarding the tax-qualified status of such Plan; and (vi) the most recent written results of all required compliance testing, if any.

(b) No Plan is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA). Neither the Company nor any ERISA Affiliate has withdrawn at any time since January 4, 2023 (inception) from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied.

(c) With respect to each Plan that is intended to qualify under Section 401(a) of the Code, such Plan, including its related trust, has received a determination letter (or may rely upon opinion letters in the case of any prototype plans) from the Internal Revenue Service that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and , to the Knowledge of the Company, nothing has occurred with respect to the operation of any such Plan that could reasonably be expected to cause the loss of such qualification or exemption.

(d) There are no pending or, to the Knowledge of the Company, threatened Actions against or relating to the Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any Plan with respect to the operation of such Plan (other than routine benefits claims). No Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Authority.

(e) Each Plan has been established, administered and funded in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. All premiums due or payable with respect to insurance policies funding any Plan have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Financial Statements.

(f) None of the Plans provide retiree or post-employment health, disability, life insurance or other welfare benefits and the Company has no obligation to provide such benefits, except as may be required by Section 4980B of the Code, Section 601 of ERISA or any other applicable Law. There has been no violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Plan to which such continuation coverage requirements apply.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company with respect to any Plan; (ii) increase any benefits otherwise payable under any Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in all material respects in documentary compliance with, and has been administered in all material respects in compliance with, Section 409A of the Code.

(i) Each Plan that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act.

(j) All Plans subject to the laws of any jurisdiction outside of the United States (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

4.21 Real Property. The Company does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, licenses or other occupancy agreements.

4.22 Tax Matters. Except as set forth on Schedule 4.22,

(a) (i) The Company has duly filed all material Tax Returns which are required to be filed by it, and has paid all material Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing, with respect to a material amount of Taxes of the Company; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Company for which a Lien may be imposed on any of the Company’s assets has been waived or extended (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) the Company has duly withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by the Company in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vi) the Company has collected and remitted to the applicable Taxing Authority all material sales Taxes required to be collected by the Company; (vii) the Company has not requested any letter ruling from the IRS (or any comparable ruling from any other Taxing Authority); (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company; (ix) the Company has not received any written request from a Taxing Authority in a jurisdiction where the Company has not paid any Tax or filed Tax Returns asserting that the Company is or may be subject to Tax in such jurisdiction, and the Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized; (x) there is no outstanding power of attorney from the Company authorizing anyone (other than employees of the Company) to act on behalf of the Company in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company; (xi) the Company is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (xii) the Company has not been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); (xiii) the Company has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xiv) the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xv) the Company has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(b) The Company will not be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or similar provision of state, local or non-U.S. Law) executed on or before the Closing Date; (iii) any installment sale or open sale transaction disposition made on or before the Closing Date (iv) any prepaid amount received on or before the Closing Date outside the ordinary course of business; or (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(c) The Company is not aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

4.23 [RESERVED].

4.24 Finders’ Fees. Except as set forth on Schedule 4.24, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from the Company, Merger Sub, Parent or any of its respective Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

4.25 Directors and Officers. Schedule 4.25 sets forth a true, correct and complete list of all directors and officers of the Company.

4.26 Anti-Money Laundering Laws.

(a) The Company currently is in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”); (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company nor, to the Knowledge of the Company, any Representative of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by an Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the Knowledge of the Company, any Representative of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the Knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The Company has not received written notice of, nor, to the Knowledge of the Company, any of its Representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Anti-Money Laundering Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

4.27 Insurance. All forms of insurance owned or held by and insuring the Company are set forth on Schedule 4.27, and such policies are in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been or will be paid when due, no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination and there is no claim by the Company or, to the Company’s Knowledge, any other Person pending under any of such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such policies. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute noncompliance with, or a default under, any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement or the Ancillary Agreements. The insurance policies to which the Company is a party are of at least like character and amount as are carried by like businesses similarly situated and sufficient for compliance with all requirements of all Material Contracts to which the Company is a party or by which the Company is bound.

4.28 Related Party Transactions. Except as set forth in Schedule 4.28, as contemplated by this Agreement or as provided in the Company Financial Statements, no Affiliate of the Company, current or former director, manager, officer or employee of any Person in the Company or any immediate family member or Affiliate of any of the foregoing (a) is a party to any Contract, or has otherwise entered into any transaction, understanding or arrangement, with the Company, (b) owns any asset, property or right, tangible or intangible, which is used by the Company, or (c) is a borrower or lender, as applicable, under any Indebtedness owed by or to the Company since January 4, 2023 (inception).

4.29 No Trading or Short Position. None of the Company or any of its managers and officers, members and employees has engaged in any short sale of Parent’s voting stock or any other type of hedging transaction involving Parent’s securities (including, without limitation, depositing shares of Parent’s securities with a brokerage firm where such securities are made available by the broker to other customers of the firm for purposes of hedging or short selling Parent’s securities).

4.30 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Except as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is reasonably apparent from the content of such Parent SEC Documents, but excluding any risk factor disclosures or other similar cautionary or predictive statements therein), it being acknowledged that nothing disclosed in such Parent SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Sections 5.1, 5.3 or 5.8, Parent, Purchaser and Merger Sub (the “Parent Parties”) hereby represent and warrant to the Company that each of the following representations and warranties are true, correct and complete as of the date of this Agreement and as of the Closing Date:

5.1 Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Purchaser does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Reincorporation Merger and the Acquisition Merger. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Acquisition Merger. Each of the Parent Parties has all requisite power and authority, corporate and otherwise, to own and operate its properties and assets and to carry on its business as presently conducted.

5.2 Purchaser; Merger Sub. Each of Purchaser and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and activities incidental thereto. Either Parent or a wholly owned (direct or indirect) Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.

5.3 Corporate Authorization. Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Reincorporation Merger and the Acquisition Merger, subject to receipt of the Parent Stockholder Approval. The execution and delivery by each of the Parent Parties of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each of the Parent Parties of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Parent Party. No other corporate proceedings on the part of such Parent Party are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than the Parent Stockholder Approval) or the Ancillary Agreements. This Agreement and the Ancillary Agreements to which such Parent Party is a party have been duly executed and delivered by such Parent Party and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto (other than a Parent Party), this Agreement and the Ancillary Agreements to which such Parent Party is a party constitute a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with their respective terms, subject to the Enforceability Exceptions.

5.4 Governmental Authorization. Assuming the accuracy of the representations and warranties of the Company set forth in Section 4.3, none of the execution, delivery or performance of this Agreement or any Ancillary Agreement by a Parent Party or the consummation by a Parent Party of the transactions contemplated hereby and thereby requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for (a) any SEC or Nasdaq filings and approval required to consummate the transactions contemplated hereunder, (b) filings with the Cayman Registrar pursuant to the Cayman Companies Act with respect to the Reincorporation Merger, (c) filings required to be made with the Secretary of State of the State of Delaware pursuant to the DGCL in connection with the Reincorporation Merger, and (d) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL.

5.5 Non-Contravention. The execution, delivery and performance by a Parent Party of this Agreement or the consummation by a Parent Party of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, or (b) contravene or conflict with or constitute a violation of any provision of any Law or any Order binding upon the Parent Parties.

5.6 Finders’ Fees. Except for the Persons identified on Schedule 5.6, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

5.7 Issuance of Shares. The Aggregate Merger Consideration, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, and each such share comprising the Aggregate Merger Consideration shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the organizational or constitutive documents of Parent. The Aggregate Merger Consideration shall be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

5.8 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Parent is 111,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 110,000,000 shares of common stock, including 100,000,000 shares of Parent Class A Common Stock and (ii) 10,000,000 shares of Parent Class B Common Stock, and (ii) 1,000,000 shares of preferred stock, of which 9,200,000 shares of Parent Class A Common Stock (inclusive of shares of Parent Class A Common Stock included in any outstanding Parent Units), 2,300,000 shares Parent Class B Common Stock and no preferred stock issued and outstanding. As of the date of this Agreement, 9,200,000 Parent Public Warrants (inclusive of Parent Public Warrants included in any outstanding Parent Units) and 498,225 Parent Private Warrants are issued and outstanding. As of the date of this Agreement, 9,200,000 Parent Rights (inclusive of Parent Rights included in any outstanding Parent Units) are issued and outstanding. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. All outstanding Parent Warrants have been duly authorized and validly issued and constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to the Enforceability Exceptions and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s organizational documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Common Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. All outstanding Parent Units, Parent Common Shares and Parent Warrants have been issued in compliance with all applicable securities and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the organizational or constitute documents of Parent.

(b) All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s organizational documents or any contract to which Purchaser is a party or by which Purchaser is bound. There are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any equity capital of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) All issued and outstanding shares of common stock of Merger Sub (“Merger Sub Common Stock”) are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.9 Information Supplied. None of the information supplied or to be supplied by the Parent Parties expressly for inclusion or incorporation by reference in the Registration Statement, Proxy Statement/Prospectus or other Offer Documents will, (a) when the Registration Statement is first filed, (b) on the effective date of the Registration Statement, (c) on the date when the Proxy Statement/Prospectus is mailed to the Parent’s stockholders and (d) at the time of the Parent Stockholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents, the Registration Statement or any Other Filing).

5.10 Trust Fund. As of the date of this Agreement, Parent has at least $97 million in the trust account established by Parent for the benefit of its public stockholders (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”), and held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of September 22, 2022, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified except as set forth in the Parent SEC Documents. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than public stockholders of Parent holding shares of Parent Class A Common Stock sold in Parent’s IPO who shall have elected to redeem their Parent Class A Common Stock pursuant to the Parent Charter) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and the Parent Charter. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the Knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would reasonably be expected to constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account. Parent has not released any money from the Trust Account (other than as permitted by the Trust Agreement). As of the Effective Time, (i) the obligations of Parent to dissolve or liquidate pursuant to the Parent Charter shall terminate, and (ii) Parent shall have no obligation whatsoever pursuant to the Parent Charter to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated by this Agreement. Following the Effective Time, no stockholder of Parent (other than the underwriters of the IPO or Authority for Taxes) shall be entitled to receive any amount from the Trust Account except to the extent a Parent’s public stockholder shall have elected to tender its shares of Parent Class A Common Stock for redemption pursuant to the Parent Charter (or in connection with an extension of Parent’s deadline to consummate a “Business Combination” as such term is defined in the Parent Charter).

5.11 Listing. The Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GLSTU”. The Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GLST”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GLSTW”. The issued and outstanding Parent Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “GLSTR”. Since its initial public offering, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. As of the date of this Agreement, there is no Action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the Parent Class A Common Stock, the Parent Warrants or the Parent Rights or prohibit or terminate the listing of the Parent Units, the Parent Class A Common Stock, the Parent Warrants or the Parent Rights on the Nasdaq or prohibit the transfer of the listing to an Alternate Exchange. None of Parent, Purchaser, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Common Stock, the Parent Warrants or the Parent Rights under the Exchange Act except as contemplated by this Agreement.

5.12 Board Approval.

(a) Parent’s Board of Directors (including any required committee or subgroup of such board) has unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Parent and (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in the Parent Charter and (iv) recommended to the Parent’s stockholders to adopt and approve each of the Parent Proposals (“Parent Board Recommendation”).

(b) Purchaser’s Board of Directors has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and (ii) determined that the transactions contemplated hereby are in the best interests of its sole shareholder.

(c) Merger Sub’s Board of Directors has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement and (ii) determined that the transactions contemplated hereby are in the best interests of its sole stockholder.

5.13 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) Business Days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year that Parent was required to file such a form, (ii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iv) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 5.13) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above, whether or not available through EDGAR, collectively, as they have been amended, revised or superseded by a later filing, the “Parent SEC Documents”).

(b) Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is amended, revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Registration Statement or Other Filing.

(c) As used in this Section 5.13, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(d) Except as not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with U.S. GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and principal financial officer by others within Parent. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained Books and Records of Parent in the ordinary course of business in accordance with U.S. GAAP in all material respects and other applicable legal and accounting requirements.

(e) Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Since its initial public offering, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing the Parent Class A Common Stock, Parent Units, Parent Warrants and Parent Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Class A Common Stock, Parent Units, Parent Warrants or Parent Rights or prohibit or terminate the listing of the Parent Class A Common Stock, Parent Units, Parent Warrants or Parent Rights on Nasdaq or prohibit the transfer of the listing to Nasdaq. Parent has not taken any action that is designed to terminate the registration of the Parent Class A Common Stock, Parent Units, Parent Warrants and Parent Rights under the Exchange Act.

(g) The Parent SEC Documents contain true and complete copies of the applicable Parent Financial Statements. Except as disclosed in the Parent SEC Documents, the Parent Financial Statements (i) fairly present in all material respects the financial position of Parent as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (ii) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is material) and the absence of footnotes), (iii) in the case of the audited Parent Financial Statements, were audited in accordance with the standards of the Public Company Accounting Oversight Board for public companies and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable)

(h) Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with U.S. GAAP and to maintain accountability for Parent’s and its Subsidiaries’ assets. Parent maintains and, for all periods covered by the Parent Financial Statements, has maintained books and records of Parent in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Parent in all material respects.

(i) Except as disclosed in the Parent SEC Documents, Parent has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of Parent to Parent’s Knowledge, (ii) a “material weakness” in the internal controls over financial reporting of Parent to Parent’s Knowledge or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

5.14 Certain Business Practices. Neither Parent nor any Representative of Parent (acting on behalf of Parent) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any provision of the Anti-Corruption Laws or (d) made any other unlawful payment. Neither Parent nor any director, officer, or, to the Knowledge of Parent, any agent or employee of Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Parent) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person in order to assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.15 Anti-Money Laundering Laws. The operations of Parent are and have been at all times conducted in compliance with the Anti-Money Laundering Laws, and no Action involving Parent with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of Parent, threatened.

5.16 Affiliate Transactions. Except as described in Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent or any of its Subsidiaries, on the other hand.

5.17 Litigation. There is no (a) Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or that affects its or their assets or properties, or (b) Order outstanding against Parent or any of its Subsidiaries or that affects its or their assets or properties. Neither Parent nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to Parent and its Subsidiaries.

5.18 Expenses, Indebtedness and Other Liabilities. Except as set forth in Parent SEC Documents, Parent does not have any Indebtedness or other liabilities.

5.19 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

5.20 Tax Matters.

(a) (i) Parent has duly filed all material Tax Returns which are required to be filed it, and has paid all material Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) there is no Action, pending or proposed in writing, with respect to a material amount of Taxes of Parent; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of Parent for which a Lien may be imposed on any of Parent’s assets has been waived or extended (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is in effect; (v) Parent has collected and remitted to the applicable Taxing Authority all material sales Taxes required to be collected by Parent; (vi) Parent duly withheld or collected and paid over to the applicable Taxing Authority all material Taxes required to be withheld or collected by Parent in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party; (vii) Parent has not requested any letter ruling from the IRS (or any comparable ruling form any other Taxing Authority); (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of Parent; (ix) Parent has not received any written request from a Taxing Authority in a jurisdiction where Parent has not paid any Tax or filed Tax Returns asserting that Parent is or may be subject to Tax in such jurisdiction, and Parent does not have a permanent establishment (within the meaning of an applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized; (x) there is no outstanding power of attorney from Parent authorizing anyone (other than employees of Parent) to act on behalf of Parent in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of Parent; (xi) Parent is not a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (xii) Parent has not been a member of an “affiliated group” within the meaning of Section 1504(a)

of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was the Parent); (xiii) Parent has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or (3) otherwise by operation of applicable Law; (xiv) the Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xv) the Parent has not been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(b) Parent will not be required to include any material item of income or exclude any material item of deduction for any taxable period ending after the Closing Date as a result of: (i) any adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-US. Income Tax Law) by reason of a change in method of accounting for a taxable period ending on or before the Closing Date; (ii) any “closing agreement” described in Section 7121 of the Code (or similar provision of state, local or non-U.S. Law) executed on or before the Closing Date; (iii) any installment sale or open sale transaction disposition made on or before the Closing Date; (iv) any prepaid amount received on or before the Closing Date outside the ordinary course of business; or (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(c) Parent is not aware of any fact or circumstance, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

5.21 Not an Investment Company. Neither Parent nor Purchaser is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

ARTICLE VI

COVENANTS OF THE PARTIES PENDING CLOSING

6.1 Conduct of the Business. Each of the Company and Parent covenants and agrees that:

(a) Except as expressly contemplated by this Agreement or the Ancillary Agreements or as set forth on Schedule 6.1(a), from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), each party shall conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices and use its commercially reasonable efforts to preserve intact its business and assets. Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement or the Ancillary Agreements, or as required by applicable Law, from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, without the other party’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), neither the Company, Parent, nor any of their Subsidiaries, shall be permitted to:

(i) amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents except as contemplated hereby, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, any (A) in the case of the Company, any Material Contract or (B) in the case of Parent, material contract, agreement, lease, license or other right or asset of Parent, as applicable;

(iii) other than in the ordinary course of business consistent with past practice, modify, amend or enter into any contract, agreement, lease, license or commitment that extends for a term of one year or more or obligates the payment by the Company or Parent, as applicable, of more than $500,000 (individually or in the aggregate);

(iv) make any capital expenditures in excess of $500,000 (individually or in the aggregate);

(v) sell, lease, license or otherwise dispose of any of the Company’s or Parent’s, as applicable, material assets, except pursuant to existing contracts or commitments disclosed herein or in the ordinary course of business consistent with past practice;

(vi) solely in the case of the Company, (i) transfer, sell, assign, lease, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, or otherwise dispose of any right, title or interest of the Company or its Subsidiaries in Company Owned IP (other than non-exclusive licenses of Company Owned IP granted to customers, end users, or service providers granted in the ordinary course of business); or (ii) disclose any Trade Secrets to any third party (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business that contains reasonable protections therefor);

(vii) (A) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; (B) pay, declare or promise to pay any other amount to any stockholder or other equityholder in its capacity as such; and (C) except as contemplated hereby or by any Ancillary Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(viii) (A) make any loan, advance or capital contribution to any Person; (B) incur any Indebtedness including drawings under the lines of credit, in the case of the Company, in excess of an aggregate principal amount of $500,000 or such lesser amount if the aggregate principal amount of such new Indebtedness together with the aggregate principal amount all other Indebtedness of the Company would exceed $1,000,000 other than (1) loans evidenced by promissory notes made to Parent as working capital advances as described in the Prospectus and (2) intercompany Indebtedness; or (C) repay or satisfy any Indebtedness, other than the repayment of Indebtedness in accordance with the terms thereof;

(ix) suffer or incur any Lien, except for Permitted Liens, on the Company’s or Parent’s, as applicable, assets;

(x) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company or write off or make reserves against the same (other than in the ordinary course of business consistent with past practice);

(xi) merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person; make any material investment in any Person; or be acquired by any other Person;

(xii) terminate or allow to lapse any insurance policy protecting any of the Company’s or Parent’s, as applicable, assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xiii) waive, release, institute, compromise, settle or agree to settle any Legal Proceeding or any Action before any Authority, in each case, where such waiver, release, institution, compromise or settlement is in excess of $500,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

(xiv) except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

(xv) except (a) in connection with the exercise of rights under the terms of any of the Company Preferred Stock or (b) in connection with any preferred equity financing of the Company, issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities, other than any redemption by Parent of Parent Class A Common Stock held by its public stockholders pursuant to the Parent Charter or as otherwise contemplated herein or in any Ancillary Agreement;

(xvi) (A) make, change or revoke any material Tax election; (B) change any material method of accounting; (C) settle or compromise any material claim, notice, audit report or assessment in respect of Taxes; (D) enter into any Tax allocation, Tax sharing, Tax indemnity or other closing agreement relating to any Taxes (other than a contract entered into in the ordinary course of business consistent with past practices, the primary purpose of which is not related to Taxes); (E) surrender or forfeit any right to claim a material Tax refund, or (F) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Reincorporation Intended Tax Treatment or the Acquisition Intended Tax Treatment;

(xvii) enter into any transaction with or distribute or advance any material assets or property to any of its Affiliates, other than the payment of salary and benefits in the ordinary course;

(xviii) solely in the case of the Company, other than as required by Law or by the terms of a Plan (A) increase the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of any employee of the Company or service provider of the Company at the level of manager or above, except for annual compensation increases in the ordinary course of business consistent with past practices, (B) accelerate the vesting or payment of any compensation or benefits of any employee or service provider of the Company, (C) enter into, amend, or terminate any Plan (or any plan, program, agreement or arrangement that would be a Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (D) make any loan to any present or former employee or other individual service provider of the Company, other than advancement of expenses in the ordinary course of business consistent with past practices, (E) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization; or (F) adopt any severance or retention plan;

(xix) fail to duly observe and conform to any applicable Laws and Orders; or

(xx) agree or commit to do any of the foregoing.

(b) Neither party shall (i) take or agree to take any action that would be reasonably likely to cause any representation or warranty of such party to be inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any respect at any such time.

(c) Nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date, and nothing in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing Date. Prior to the Closing Date, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2 Exclusivity.

(a) During the Interim Period, neither the Company, on the one hand, nor Parent, on the other hand, shall, and such Persons shall cause each of their respective Representatives not to, without the prior written consent of the other party (which consent may be withheld in the sole and absolute discretion of the party asked to provide consent), directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) approve, recommend or enter into any Alternative Transaction or any contract or agreement related to any Alternative Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Immediately following the execution of this Agreement, the Company, on the one hand, and Parent, on the other hand, shall, and shall cause each of their Representatives, to terminate any discussion or negotiation that may be ongoing with any Persons other than the Company or Parent, as applicable, concerning any Alternative Transaction. Each of the Company and Parent shall be responsible for any acts or omissions of any of its respective Representatives that, if they were the acts or omissions of the Company or Parent, as applicable, would be deemed a breach of such party’s obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company or Parent, as applicable, may have against such Representatives with respect to any such acts or omissions). For purposes of this Agreement, except as disclosed on Schedule 6.2(a), the term “Alternative Transaction” means any of the following transactions involving the Company or Parent (other than the transactions contemplated by this Agreement or the Ancillary Agreements): (A) any merger, consolidation, share exchange, business combination or other similar transaction, (B) with respect to the Company, any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of the Company or its Subsidiaries (other than in the ordinary course of business) in a single transaction or series of transactions, or (C) with respect to Parent, any other Business Combination.

(b) In the event that there is a proposal for, or an indication of interest in entering into, an Alternative Transaction, communicated in writing to the Company or Parent or any of their respective Representatives (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt thereof) advise the other parties to this Agreement, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company and Parent shall keep each other informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. As used herein with respect to Parent, the term “Alternative Proposal” shall not include the receipt by Parent of any unsolicited communications (including the receipt of draft non-disclosure agreements) in the ordinary course of business inquiring as to Parent’s interest in a potential target for a business combination; provided, however, that Parent shall inform the person initiating such communication of the existence of this Agreement.

6.3 Access to Information. During the Interim Period, the Company and Parent shall each, use its commercially reasonable efforts to, (a) continue to give the other party, its legal counsel and its other Representatives full access to the offices, properties and Books and Records, (b) furnish to the other party, its legal counsel and its other Representatives such information relating to the business of the Company or Parent as such Persons may request and (c) cause its employees, legal counsel, accountants and other Representatives to cooperate with the other party in its investigation of the Business (in the case of the Company) or the business of Parent (in the case of Parent); provided, that no investigation pursuant to this Section 6.3 (or any investigation made prior to the date hereof) shall affect any representation or warranty given by the Company or Parent; and provided, further, that any investigation pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. Notwithstanding anything to the contrary expressed or implied in this Agreement, neither party shall be required to provide the access described above or disclose any information to the other party if doing so is, in such party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law.

6.4 Notices of Certain Events. During the Interim Period, each of Parent and the Company shall promptly notify the other party of:

(a) any notice from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or Parent, post-Closing) to any such Person or create any Lien on any of the Company’s or Parent’s assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;

(c) any Actions commenced or threatened against, relating to or involving or otherwise affecting either party or any of their stockholders or their equity, assets or business or that relate to the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements;

(d) any written notice from Nasdaq with respect to the listing of the securities of Parent;

(e) the occurrence of any fact or circumstance which constitutes or results, or would reasonably be expected to constitute or result in a Material Adverse Effect (including, in the case of the Company, any Material Adverse Effect with respect to the Company, Play Company and Solaire Partners, taken as a whole); and

(f) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied.

6.5 Registration Statement/Proxy Statement; Other Filings.

(a) As promptly as practicable after the execution of this Agreement, Purchaser shall prepare, with the assistance, cooperation and commercially reasonable efforts of the Company, and file with the SEC a mutually acceptable Registration Statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto (the “Registration Statement”), which Registration Statement shall include a proxy statement of Parent (as amended, the “Proxy Statement”) and proxy materials for the purpose of soliciting proxies from holders of Parent Common Shares sufficient to obtain Parent Stockholder Approval at a meeting of holders of Parent Common Shares to be called and held for such purpose (the “Parent Stockholder Meeting”) and a prospectus pursuant to which the securities of Purchaser issuable in the Reincorporation Merger and Acquisition Merger shall be registered under the Securities Act (such prospectus, together with the Proxy Statement and any amendments or supplements thereto, the “Proxy Statement/Prospectus”). Purchaser shall promptly respond to any SEC comments on the Registration Statement. Purchaser also agrees to use its best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Parent, Purchaser and the Company agrees, as promptly as reasonably practicable, to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the preparation of the Registration Statement, the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the signing of this Agreement and the Ancillary Agreements, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Closing of the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, Purchaser, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Reincorporation Merger, the Acquisition Merger and the other transactions contemplated hereby (the “Offer Documents”).

(b) Purchaser (i) shall permit the Company and its counsel to review and comment on the Registration Statement and Proxy Statement/Prospectus and any exhibits, amendments or supplements thereto (or other related documents); (ii) shall consider any such comments reasonably and in good faith; and (iii) shall not file the Registration Statement and Proxy Statement/Prospectus or any exhibit, amendment or supplement thereto without giving reasonable and good faith consideration to the comments of the Company. As promptly as practicable after receipt thereof, Purchaser shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Purchaser or any of its Representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Registration Statement and Proxy Statement/Prospectus, and, in each case, shall consult with the Company and its counsel concerning any such correspondence. Purchaser shall not file any response letters to any comments from the SEC without consulting reasonably and in good faith with the Company. Purchaser will use its reasonable efforts to permit the Company’s counsel to participate in any calls, meetings or other communications with the SEC or its staff. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement and Proxy Statement/Prospectus or any amendment or supplement thereto has been filed with the SEC and the time when the Registration Statement declared effective or any stop order relating to the Registration Statement is issued.

(c) As soon as practicable following the date on which the Registration Statement is declared effective by the SEC, Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Common Shares and, pursuant thereto, shall call the Parent Stockholder Meeting in accordance with its organizational documents, the applicable Nasdaq rules and the applicable Laws of the State of Delaware and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and the other proposals presented to the holders of Parent Common Shares for approval or adoption at the Parent Stockholder Meeting.

(d) Parent and Purchaser shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act, the applicable Nasdaq rules and all applicable Laws of the State of Delaware, in the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement/Prospectus and the calling and holding of the Parent Stockholder Meeting. Without limiting the foregoing, Parent and Purchaser shall ensure that each of the Registration Statement, as of the effective date of the Registration Statement, and the Proxy Statement/Prospectus, as of the date on which it is first distributed to the holders of Parent Common Shares, and as of the date of the Parent Stockholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent and Purchaser shall not be responsible for the accuracy or completeness of any information relating to the Company (or any other information) that is furnished by the Company expressly for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, as applicable, will not as of the effective date of the Registration Statement and the date on which the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first distributed to the holders of Parent Common Shares or at the time of the Parent Stockholder Meeting does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, a change in the information relating to Parent, Purchaser or the Company or any other information furnished by Parent, Purchaser, Merger Sub or the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, which would make the preceding two sentences incorrect, should be discovered by Parent, Purchaser, Merger Sub or the Company, as applicable, such party shall promptly notify the other parties of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Parent Common Shares. In connection therewith, Parent, Purchaser, Merger Sub and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Purchaser as relevant if required to achieve the foregoing.

(e) In accordance with the Parent Charter and applicable securities laws, rules and regulations, including the DGCL and rules and regulations of Nasdaq, in the Proxy Statement/Prospectus, Parent shall seek from the holders of Parent Common Shares the approval the following proposals: (i) the Parent Stockholder Approval; (ii) approval of Purchaser’s organizational documents (as may be subsequently amended by mutual written agreement of Parent and the Company at any time before the effectiveness of the Registration Statement) in connection with the Reincorporation Merger, including any separate or unbundled proposals as are required to implement the foregoing; (iii) approval of the issuance of securities of Purchaser in connection with the Reincorporation Merger and Acquisition Merger under applicable exchange listing rules; (iv) approval of the Purchaser Equity Incentive Plan (the proposals set forth in the foregoing clauses (i) through (iv), the “Required Parent Proposals”); (v) approval of Purchaser’s post-closing Board of Directors; (vi) all required approvals under Nasdaq rules of the issuance of Purchaser Common Shares in connection with any financing in connection with the transactions contemplated hereunder; (vii) approval to obtain any and all other approvals necessary or advisable to effect the consummation of the Reincorporation Merger and the Acquisition Merger as reasonably determined by the Company and Parent; and (viii) approval to adjourn the Parent Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the proposals set forth in the forgoing clauses (i) through (viii) collectively, the “Parent Proposals”).

(f) Purchaser, with the assistance of Parent and the Company, shall use its reasonable best efforts to cause the Registration Statement to “clear” comments from the SEC and the Registration Statement to become effective as promptly as reasonably practicable thereafter. As soon as practicable after the Registration Statement is “cleared” by the SEC, Parent shall cause the Proxy Statement/Prospectus, together will all other Offer Documents, to be disseminated to holders of Parent Common Shares. The Offer Documents shall provide the public stockholders of Parent with the opportunity to redeem all or a portion of their shares of Parent Class A Common Stock, at a price per share equal to the pro rata share of the funds in the Trust Account, all in accordance with and as required by the Parent Charter, the Trust Agreement, applicable Law and any applicable rules and regulations of the SEC. In accordance with the Parent Charter, the proceeds held in the Trust Account will first be used for the redemption of the Parent Class A Common Stock held by Parent’s public stockholders who have elected to redeem such shares.

(g) Parent shall call and hold the Parent Stockholder Meeting as promptly as practicable after the effective date of the Registration Statement for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Parent Proposals. Parent’s Board of Directors shall recommend that the holders of Parent Common Shares vote in favor of the Parent Proposals.

(h) The Company acknowledges that a substantial portion of the Proxy Statement/ Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practicable provide Purchaser with such information as shall be reasonably requested by Purchaser for inclusion in or attachment to the Proxy Statement/ Prospectus, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/ Prospectus or responses to comments from the SEC or its staff in connection therewith. In connection with the preparation and filing of the Registration Statement and any amendments thereto, the Company shall reasonably cooperate with Purchaser and shall make their directors, officers and appropriate senior employees reasonably available to Purchaser and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(i) Except as otherwise required by applicable Law, Parent covenants that none of Parent, Parent’s Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly or by formal action of Parent, Parent’s Board of Directors or any committee thereof to withdraw or modify, in any manner adverse to the Company, the Parent Board Recommendation.

(j) Notwithstanding anything else to the contrary in this Agreement or any Ancillary Agreements, Parent and Purchaser may make any public filing with respect to the Reincorporation Merger and the Acquisition Merger to the extent required by applicable Law, provided that prior to making any filing that includes information regarding the Company, Parent and Purchaser shall provide a copy of the filing to the Company and permit the Company to make revisions to protect confidential or proprietary information of the Company.

6.6 Trust Account. Upon satisfaction or waiver of the conditions set forth in ARTICLE IX and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, Parent (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) immediately prior to the Reincorporation Merger, pay as and when due all amounts payable to Parent Class A Common Stock held by the public stockholders (the “Parent Redemption Amount”), (2) at the Closing, pay any unpaid transaction expenses, and (3) at the Closing, following the payment of unpaid transaction expenses in subparagraph (2), pay all remaining amounts then available in the Trust Account to Purchaser or the Surviving Corporation for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

6.7 Obligations of Purchaser and Merger Sub. Parent shall take all action necessary to cause Purchaser and Merger Sub to perform their respective obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

6.8 Cooperation with Regulatory Approvals. Parent and the Company each will, and Parent and the Company will cause each of their respective Affiliates to, use reasonable best efforts to comply as promptly as practicable with all legal requirements which may be imposed on it under any applicable Antitrust Laws in connection with the transactions contemplated by this Agreement. Each party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any other applicable Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable. Parent and the Company agree not to, and Parent and the Company agree to cause each of its Affiliates not to, extend any waiting period under the HSR Act and other applicable Antitrust Laws or enter into any agreement with any Authority to delay, or otherwise not to consummate as soon as practicable, any of the Transactions contemplated by this Agreement except with the prior written consent of the non-requesting party, which consent may be withheld in the sole discretion of the non-requesting party. Neither Parent nor the Company shall, and each shall use its reasonable best efforts to cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreement to do any of the foregoing, if doing so would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any required approval under the HSR Act and any applicable Antitrust Laws. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Authority with respect to Antitrust Laws regarding the transactions contemplated by this Agreement; (ii) permit each other to review reasonably in advance any proposed substantive written communication to any such Authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Action with respect to such transactions under Antitrust Laws; (iv) not agree to participate in any substantive meeting or discussion with any such Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement with respect to Antitrust Laws unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Authority, gives the other party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Action; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications (and memoranda setting forth the substance of all substantive oral communications) between such party and, and in the case of Parent, its Subsidiaries (if applicable) and their respective Representatives and advisors, on one hand, and any such Authority, on the other hand, in each case, with respect to this Agreement and the transactions contemplated by this Agreement with respect to Antitrust Laws; provided that materials required to be supplied pursuant to this section may be redacted (1) to remove references concerning the valuation of the Company, (2) as necessary to comply with contractual arrangements, (3) as necessary to comply with applicable Law, and (4) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 6.8 as “Outside Counsel Only”.

6.9 Formation; Joinder. As promptly as practicable after the date of this Agreement, and in any event within ten (10) Business Day following the date hereof, Parent shall take all action necessary to form (i) Purchaser as a Cayman Islands exempted and wholly owned subsidiary of Parent, to be formed for the sole purpose of the Reincorporation Merger and (ii) Merger Sub as a Delaware corporation and wholly owned subsidiary of Purchaser, to be formed for the sole purpose of the Acquisition Merger. Following the formation of Purchaser and Merger Sub, Parent shall cause Purchaser and Merger Sub to enter into the Joinder.

ARTICLE VII

COVENANTS OF THE COMPANY

7.1 Reporting; Compliance with Laws; No Insider Trading. During the Interim Period,

(a) The Company shall duly observe and conform in all material respects to all applicable Law, including the Exchange Act, and Orders.

(b) The Company shall not, and it shall direct its Representatives to not, directly or indirectly, (i) purchase or sell (including entering into any hedge transaction with respect to) any Parent Common Shares, Parent Units or Parent Warrants, except in compliance with all applicable securities Laws, including Regulation M under the Exchange Act; (ii) use or disclose or permit any other Person to use or disclose any information that Parent or its Affiliates has made or makes available to the Company and its Representatives in violation of the Exchange Act, the Securities Act or any other applicable securities Law; or (iii) disclose to any third party any non-public information about the Company, Parent, the Reincorporation Merger, the Acquisition Merger or the other transactions contemplated hereby or by any Ancillary Agreement.

7.2 Company’s Stockholder Approval.

(a) As promptly as reasonably practicable after the effective date of the Registration Statement, and in any event within five (5) Business Days following such date (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Parent a true and correct copy of a written consent (in form and substance reasonably satisfactory to Parent) evidencing the Company Stockholder Approval that is duly executed by the Company Stockholders that hold at least the requisite number and class of issued and outstanding shares of Company Capital Stock required to obtain the Company Stockholder Approval (the “Company Stockholder Written Consent”).

(b) The Company’s Board of Directors shall recommend that the Company Stockholders vote in favor of this Agreement, the Ancillary Agreements to which the Company is or will be a party, the transactions contemplated hereby and thereby and other related matters, and neither the Company’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the recommendation of the Company’s Board of Directors.

7.3 Company Financial Information. Following the date of this Agreement, the Company shall provide Parent the audited consolidated balance sheets of the Company as of June 30, 2023, and the related statements of operations, changes in stockholders’ equity and cash flows, for the period from January 4, 2023 (inception) through June 30, 2023, including the notes thereto (collectively, the “Company Financial

Statements”). Subsequent to the delivery of the Company Financial Statements, the Company’s consolidated interim financial information for each quarterly period thereafter shall be delivered to Parent no later than forty (40) calendar days following the end of each quarterly period. All of the financial statements to be delivered pursuant to this Section 7.3 shall be prepared in accordance with U.S. GAAP, and shall fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments. The Company will promptly provide with additional Company financial information reasonably requested by Purchaser for inclusion in the Registration Statement, the Proxy Statement/Prospectus and any other filings to be made by Purchaser with the SEC.

ARTICLE VIII

COVENANTS OF ALL PARTIES HERETO

8.1 Reasonable Best Efforts; Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities prior to the Effective Time; (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement. The parties shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be reasonably necessary in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

(b) Subject to applicable Law, each of the Company and Parent agrees to (i) reasonably cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices and other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Authority in connection with the proposed transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) During the Interim Period, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Action (including derivative claims) relating to this Agreement, any of the Ancillary Agreements or any matters relating thereto commenced against Parent, any of the Parent Parties or any of its or their respective Representatives in their capacity as a representative of a Parent Party or against the Company (collectively, the “Transaction Litigation”). Parent shall control the negotiation, defense and settlement of any such Transaction Litigation brought against Parent, Merger Sub or members of the boards of directors of Parent or Merger Sub and the Company shall control the negotiation, defense and settlement of any such Transaction Litigation brought against the Company or the members of its board of directors; provided, however, that in no event shall the Company or Parent settle, compromise or come to any arrangement with respect to any Transaction Litigation, or agree to do the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed to be reasonable for Parent (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each Parent Party (if the Company is controlling the Transaction Litigation) or the Company (if the Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation, (B) provides for any non-monetary, injunctive, equitable or similar relief against any Parent Party (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) or (C) contains an admission of wrongdoing or Liability by a Parent Party (if the Company is controlling the Transaction Litigation) or the Company (if Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation. Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other.

8.2 Compliance with SPAC Agreements. Parent shall (a) comply with the Trust Agreement, the Parent Warrant Agreement, the Parent Rights Agreement and the Underwriting Agreement, dated as of September 22, 2022, by and between Parent and EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters thereto, and (b) enforce the terms of the letter agreement, dated as of September 22, 2022, by and among Parent, the Sponsor and each of the officers and directors of Parent named therein.

8.3 Confidentiality. Except as necessary to complete the Registration Statement, the other Offer Documents or any Other Filings, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall comply with the Confidentiality Agreement.

8.4 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of the Company or the Parent Parties and Persons who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or the Parent Parties, as provided in their respective organizational documents or in any indemnification agreements shall survive the Acquisition Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Parent shall cause the organizational documents of Parent, its Subsidiaries, and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses than are set forth as of the date of this Agreement in the organizational documents of, with respect to Parent, Parent, and with respect to the Surviving Corporation, the Company, as applicable, to the extent permitted by applicable Law.

(b) Prior to the Closing, Parent and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for Parent and the Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of Parent and its Subsidiaries (including the Surviving Corporation after the Effective Time) at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq or an Alternate Exchange, as applicable, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company.

(c) The provisions of this Section 8.4 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or Parent for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

(d) Prior to the Effective Time, the Company shall obtain and fully pay the premium for a six year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies, for claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms (other than premiums payable) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.

8.5 Parent Public Filings; Nasdaq. During the Interim Period, Parent will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws, and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Parent Class A Common Stock, the Parent Units, the Parent Warrants and the Parent Rights on Nasdaq. During the Interim Period, Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with Nasdaq or an Alternate Exchange, to be agreed mutually by Parent and the Company, in connection with the transactions contemplated by this Agreement to have been approved; (b) all applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, to be satisfied; and (c) the Parent Common Shares, including the shares comprising the Aggregate Merger Consideration, and the Parent Warrants to be approved for listing on Nasdaq or an Alternate Exchange, as applicable, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Effective Time.

8.6 Certain Tax Matters.

(a) Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause the Reincorporation Merger to qualify for the Reincorporation Intended Tax Treatment and the Merger to qualify for the Merger Intended Tax Treatment, and none of Parent, Merger Sub or the Company has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Reincorporation Merger from qualifying for the Reincorporation Intended Tax Treatment, to prevent Purchaser from being treated as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger, or the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

(b) Each of Parent, the Company, and their respective Affiliates shall file all Tax Returns consistent with the Reincorporation Intended Tax Treatment and Acquisition Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-(a) on or with the its Tax Return for the taxable year of the Merger), and shall take no position inconsistent with the Reincorporation Intended Tax Treatment, the treatment of Purchaser as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Reincorporation Merger, or the Acquisition Intended Tax Treatment (whether in audits, Tax Returns or otherwise), in each case, unless otherwise required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code.

(c) Parent and the Company shall promptly notify the other party in writing if, before the Closing Date, either such party knows or has reason to believe that the Reincorporation Merger may not qualify for the Reincorporation Intended Tax Treatment or that the Acquisition Merger may not qualify for the Acquisition Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification, which amendments shall be made if the Company reasonably determines on the advice of its counsel that such amendments would be reasonably expected to result in the Reincorporation Intended Tax Treatment or the Acquisition Intended Tax Treatment and would not be commercially impracticable).

(d) Any and all Transfer Taxes shall be paid 50% by Parent and 50% by the Company. The Party required by Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Any expenses incurred in connection with the filing of such Tax Returns or other documentation shall be borne equally by Parent and the Company. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(e) In the event the SEC requests or requires a tax opinion regarding the (i) Reincorporation Intended Tax Treatment, Parent will use its commercially reasonable efforts to cause Nelson Mullins Riley & Scarborough LLP to deliver such tax opinion to Parent, or (ii) the Acquisition Intended Tax Treatment, the Company shall use its commercially reasonable efforts to cause Loeb & Loeb LLP to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion to any party regarding the Reincorporation Intended Tax Treatment and Nelson Mullins Riley & Scarborough LLP shall not be required to provide any opinion to any party regarding the Acquisition Intended Tax Treatment.

8.7 Purchaser Equity Incentive Plan. Prior to the effective date of the Registration Statement, Purchaser shall adopt a new equity incentive plan in substantially the form attached hereto as Exhibit C, with such changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Purchaser Equity Incentive Plan”). The Purchaser Equity Incentive Plan shall have such number of shares available for issuance equal to one percent (1%) of the Purchaser Ordinary Shares to be issued and outstanding immediately after the Closing and shall include an “evergreen” provision that is mutually agreeable to the Company and Parent that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Purchaser Equity Incentive Plan as mutually determined by the Company and Parent.

8.8 Extension of Time to Consummate a Business Combination. To the extent necessary or advisable to effect the consummation of the Acquisition Merger, Parent shall take all actions necessary to extend the period of time Parent is afforded under the Parent Charter to consummate an initial business combination to the Outside Closing Date (or such other date as the parties may agree in writing).

8.9 Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Common Stock or acquisitions of Purchaser Ordinary Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to Rule 16b-3 promulgated under the Exchange Act.

8.10 Lock-Up Agreement. Prior to the Closing, (i) the Company shall cause certain Company Stockholders and (ii) Parent shall cause holders of Parent Common Shares to enter into a Lock-Up Agreement with Purchaser to be effective as of the Closing, pursuant to which the shares comprising the Aggregate Merger Consideration and the Purchaser Ordinary Shares received by such Persons at the Closing in connection with the Reincorporation Merger and Acquisition Merger shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of all of the parties to consummate the Closing are subject to the satisfaction or written waiver (where permissible) by Parent, Purchaser and the Company of all the following conditions:

(a) No provisions of any applicable Law and no Order shall be in effect restraining, prohibiting or imposing any condition on the consummation of the transactions contemplated hereby, including the Reincorporation Merger and the Acquisition Merger.

(b) (i) All applicable waiting periods, if any, under the HSR Act with respect to the Acquisition Merger shall have expired or been terminated, and (ii) each consent, approval or authorization of any Authority required of Parent, its Subsidiaries, or the Company to consummate the Reincorporation Merger and the Acquisition Merger set forth on Schedule 9.1(b) shall have been obtained and shall be in full force and effect.

(c) No Authority shall have issued an Order or enacted a Law, having the effect of prohibiting the Reincorporation Merger and the Acquisition Merger or making the Reincorporation Merger and the Acquisition Merger illegal, which Order or Law is final and non-appealable.

(d) Parent shall (i) after giving effect to any redemption of the Parent Class A Common Stock in connection with the transactions contemplated by this Agreement, have net tangible assets of at least $5,000,001 or (ii) be otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act.

(e) The Company Stockholder Approval shall have been obtained.

(f) Each of the Required Parent Proposals shall have been approved at the Parent Stockholder Meeting.

(g) Purchaser’s initial listing application with Nasdaq or an Alternate Exchange, as applicable, in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Purchaser shall satisfy any applicable initial and continuing listing requirements of Nasdaq or an Alternate Exchange, as applicable, and Purchaser shall not have received any notice of non-compliance therewith, and the shares comprising the Aggregate Merger Consideration shall have been approved for listing on Nasdaq or an Alternate Exchange, as applicable.

(h) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC that remains in effect and no proceeding seeking such a stop order shall have been initiated by the SEC and not withdrawn.

(i) The Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(j) The acquisition of Play Company and Solaire Partners shall have been consummated.

(k) The Joinder shall have been executed by K Wave Media Ltd. and GLST Merger Sub Inc.

9.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to consummate the Closing is subject to the satisfaction, or the waiver in Parent’s sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by the Company at or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date) except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of the Company.

(c) The Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Company, Play Company and Solaire Partners, taken as a whole, that is continuing.

(e) Parent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of the Company certifying the accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.2.

(f) Parent shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company attaching true, correct and complete copies of (i) the Company Charter, certified as of a recent date by the Secretary of State of the State of Delaware; (ii) the bylaws of the Company; (iii) copies of resolutions duly adopted by the Board of Directors of the Company authorizing this Agreement, the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby and the Company Stockholder Written Consent; and (iv) a certificate of good standing of the Company, certified as of a recent date by the Secretary of State of the State of Delaware.

(g) Each of the Company and the Company Securityholders, as applicable, shall have executed and delivered to Parent a copy of each Ancillary Agreement to which the Company or such Company Securityholder, as applicable, is a party.

(h) The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Treasury Regulation Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i), and a notice to be delivered to the United States Internal Revenue Service as required under Treasury Regulation Section 1.897-2(h)(2) together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated no more than thirty (30) days prior to the Closing Date and in form and substance as reasonably agreed upon by Parent and the Company.

(i) The Company shall have obtained each Company Consent set forth on Schedule 4.8.

9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver in the Company’s sole and absolute discretion, of all of the following further conditions:

(a) The Parent Parties shall each have duly performed or complied with, in all material respects, all of its respective obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by the Parent Parties, as applicable, at or prior to the Closing Date.

(b) The representations and warranties of the Parent Parties contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Parent Fundamental Representations, shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date), except, in each case, for any failure of such representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) to be so true and correct that would not in the aggregate have or reasonably be expected to have a Material Adverse Effect in respect of the Parent Parties.

(c) The Parent Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of the Parent Parties that is continuing.

(e) The Company shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of the Parent Parties certifying the accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.3.

(f) The Company shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of Parent and Purchaser attaching true, correct and complete copies of resolutions duly adopted by the Board of Directors of Parent and Purchaser authorizing this Agreement, the Ancillary Agreements to which Parent or Purchaser, as applicable, is a party and the transactions contemplated hereby and thereby and the Parent Proposals.

(g) The Company shall have received a certificate, dated as of the Closing Date, signed by an authorized officer of Merger Sub attaching true, correct and complete copies of (i) copies of resolutions duly adopted by the Board of Directors and sole stockholder of Merger Sub authorizing this Agreement, the Ancillary Agreements to which Merger Sub is a party and the transactions contemplated hereby and thereby and (ii) a certificate of good standing of Merger Sub, certified as of a recent date by the Secretary of State of the State of Delaware.

(h) Each of Parent, Purchaser, Sponsor or other stockholder of Parent, as applicable, shall have executed and delivered to the Company a copy of each Ancillary Agreement to which Parent, Purchaser, Sponsor or such other stockholder of Parent, as applicable, is a party.

(i) The size and composition of Purchaser’s post-Closing Board of Directors shall have been appointed as set forth in Section 3.6.

ARTICLE X

TERMINATION

10.1 Termination Without Default.

(a) In the event that (i) the Closing of the transactions contemplated hereunder has not occurred on or before June 22, 2024 (the “Outside Closing Date”); and (ii) the material breach or violation of any representation, warranty, covenant or obligation under this Agreement by the party (i.e., Parent or Merger Sub, on one hand, or the Company, on the other hand) seeking to terminate this Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date, then Parent or the Company, as applicable, shall have the right, at its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

(b) In the event an Authority shall have issued an Order or enacted a Law, having the effect of prohibiting the Reincorporation Merger or the Acquisition Merger or making the Reincorporation Merger or the Acquisition Merger illegal, which Order or Law is final and non-appealable, Parent or the Company shall have the right, at its sole option, to terminate this Agreement without liability to the other party; provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available to the Company or Parent if the failure by such party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Authority.

(c) This Agreement may be terminated at any time by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.

10.2 Termination Upon Default.

(a) Parent may terminate this Agreement by giving written notice to the Company, without prejudice to any rights or obligations Parent or Merger Sub may have: (i) at any time prior to the Closing if the Company shall have breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a) through 9.2(c) impossible (a “Terminating Company Breach”); except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; or (ii) at any time after the Company Stockholder Written Consent Deadline if the Company has not delivered the Company Stockholder Approval to Parent (provided, that upon the Company delivering the Company Stockholder Approval to Parent, Parent shall no longer have any right to terminate this Agreement under this clause (ii)).

(b) The Company may terminate this Agreement by giving written notice to Parent, without prejudice to any rights or obligations the Company may have, if at any time prior to the Closing, Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing, which has rendered or reasonably would render the satisfaction of any of the conditions set forth in Section 9.3(a) or 9.3(b) impossible (a “Terminating Parent Breach”); except that, if such Terminating Parent Breach is curable by Parent through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to use its reasonable best efforts to cure such Terminating Parent Breach (the “Parent Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period.

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and of no further force or effect without liability of any party (or any stockholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other parties hereto; provided that, if such termination shall result from the willful breach by a party of its covenants and agreements hereunder or common law fraud or willful breach in connection with the transactions contemplated by this Agreement, such party shall not be relieved of liability to the other parties for any such willful breach or common law fraud. The provisions of Section 8.3, this Section 10.3 and ARTICLE XI, and the Confidentiality Agreement, shall survive any termination hereof pursuant to this ARTICLE X.

ARTICLE XI

MISCELLANEOUS

11.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand, electronic mail, or nationally recognized overnight courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM, addressee’s day and time, on the first Business Day after such delivery; (b) if by email, on the date of transmission with affirmative confirmation of receipt; or (c) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation or Parent), to:

K Enter Holdings Inc.

16192 Coaster Highway

Lewes, Delaware 19958

Attention: Ted Kim, Director

E-mail: ted@globalfundpe.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attention: Mitchell S. Nussbaum

E-mail: mnussbaum@loeb.com

if to Parent or Merger Sub (prior to the Closing):

Global Star Acquisition Inc.

1641 International Drive, Unit 208

McLean, VA 22102

Attention: Anthony Ang, Chief Executive Officer

E-mail:

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

50 N. Laura Street, 41st Floor

Jacksonville, FL 32202

Attention: Daniel B. Nunn, Jr.

E-mail: daniel.nunn@nelsonmullins.com

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW

Suite 900

Washington, D.C. 20001

Attention: Andy Tucker

E-mail: andy.tucker@nelsonmullins.com

11.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything to the contrary contained herein, no party shall seek, nor shall any party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

11.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

11.4 Publicity. Except as required by Law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties agree that neither they nor their Representatives shall issue any press release or make any other public disclosure prior to the Closing concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by Law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance.

11.5 Expenses. The costs and expenses in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent after the Closing. If the Closing does not take place, each party shall be responsible for its own expenses.

11.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void.

11.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

11.8 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

11.9 Entire Agreement. This Agreement, together with the Ancillary Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Ancillary Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Ancillary Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. Notwithstanding the foregoing, the Confidentiality Agreement is not superseded by this Agreement or merged herein and shall continue in accordance with its terms, including in the event of any termination of this Agreement.

11.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

11.11 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

11.12 Third Party Beneficiaries. Except as provided in Section 8.4 and Section 11.19, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

11.13 Waiver. The Company has read the Prospectus and understands that Parent has established the Trust Account for the benefit of the public stockholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company, for itself and on behalf of the Company Securityholders, hereby agrees that it does not now and shall not at any time hereafter prior to the Closing have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent and hereby agrees that it will not seek recourse against the Trust Account for any reason.

11.14 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its Representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Schedules: (a) Parent acknowledges and agrees that: (i) neither the Company, the Company Securityholders nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub or their respective Representatives or made available to Parent and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (b) each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent, Merger Sub or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF PARENT, MERGER SUB NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PARENT, MERGER SUB OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT AND THE PARENT SEC DOCUMENTS. Without limiting the generality of the foregoing, neither Parent, Merger Sub nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to Parent and Merger Sub made available to the Company and the Company Securityholders and their Representatives, including due diligence materials, or in any presentation of the business of Parent by management of Parent or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company and the Company Securityholders in executing, delivering and performing this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Schedules to this Agreement and the Parent SEC Documents. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by Parent, Merger Sub or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of Parent and Merger Sub, and are not and shall not be deemed to be relied upon by the Company or Company Securityholders in executing, delivering and performing this Agreement, the Ancillary Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Schedules to this Agreement and the Parent SEC Documents. Except for the specific representations and warranties expressly made by Parent and Merger Sub in ARTICLE V, in each case as modified by the Schedules and the Parent SEC Documents: (a) the Company acknowledges and agrees that: (i) neither Parent, Merger Sub nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of Parent, Merger Sub, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of Parent or Merger Sub, the nature or extent of any liabilities of Parent or Merger Sub, the effectiveness or the success of any operations of Parent or Merger Sub or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding Parent or Merger Sub furnished to the Company, the Company Securityholders or their respective Representatives or made available to the Company, the Company Securityholders and their Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of Parent or Merger Sub has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and Merger Sub have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of Parent, Merger Sub nor any other Person shall have any liability to the Company, the Company Securityholders or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of Parent or the future business, operations or affairs of Parent.

11.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.15.

11.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Ancillary Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Ancillary Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 11.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 11.1 shall be effective service of process for any such Action.

11.17 Attorneys’ Fees. In the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

11.18 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

11.19 Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 11.19) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

GLOBAL STAR ACQUISITION INC.

By:	/s/ Anthony Ang
Name: Anthony Ang
Title: CEO

Company:

K ENTER HOLDINGS INC.

By:	/s/ Young Jae Lee
Name: Young Jae Lee
Title: CEO

[Signature Page to Merger Agreement]

Exhibit 10.1

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of [•], 2023 by and among K Wave Media Ltd., a Cayman Islands exempted company (the “Purchaser”), Global Star Acquisition 1 LLC, a Delaware limited liability company (the “Sponsor”), certain former shareholders of K Enter Holdings Inc., a Delaware corporation (the “Target”), set forth on Schedule I hereto (such stockholders, the “Target Holders”), and other persons and entities (collectively with the Sponsor, the Target Holders and any person or entity who hereafter becomes a party to this Agreement, the “Holders” and each, a “Holder”).

A. The Purchaser, Global Star Acquisition Inc., a Delaware corporation (the “Parent”), GLST Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Purchaser (“Merger Sub”), and the Target have entered into that certain Merger Agreement dated as of June ___, 2023 (as amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, (i) the Parent merged with and into the Purchaser, with the Purchaser continuing as the surviving corporation (the “Reincorporation Merger”) and (ii) Merger Sub merged with and into the Target (the “Acquisition Merger”), with the Target surviving the Acquisition Merger as a wholly owned subsidiary of the Purchaser. Capitalized terms used, but not otherwise defined, herein shall have the meanings ascribed to such terms in the Merger Agreement.

B. As of the date hereof, the Sponsor is the holder of record and the beneficial owner of the Purchaser Ordinary Shares and Purchaser Warrants as set forth on Schedule I attached hereto.

C. On the date hereof, pursuant to the Merger Agreement, the Target Holders received Purchaser Ordinary Shares in exchange for their shares of Company Common Stock.

D. As a condition of, and as a material inducement for the Parent to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

(a) During the applicable Lock-up Period provided in Section 1(d) hereof, the Holder agrees that it, he or she will not offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), establish or increase a put equivalent position or liquidate with respect to or decrease a call equivalent position with respect to, any of the Lock-up Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any transaction specified above, or engage in any Short Sales (as defined below) with respect to the Lock-up Shares.

(b) In furtherance of the foregoing, during the applicable Lock-up Period, the Purchaser will (i) place a stop order on all the Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Purchaser’s transfer agent in writing of the stop order and the restrictions on the Lock-up Shares under this Agreement and direct the Purchaser’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(d) The term “Lock-up Period” means, (i) with respect to 50% of the Lock-up Shares, the earlier of (A) six months after the date hereof and (B) the date on which the closing price of the Purchaser’s ordinary shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, rights issuances, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the date hereof and (ii) with respect to the remaining 50% Lock-up Share (or Ordinary Shares issuable upon conversion thereof), six months after the date hereof.

(e) The term “Lock-up Shares” means (a) the Purchaser Ordinary Shares and Purchaser Warrants held by the Sponsor immediately following the Closing, and (b) the Purchaser Ordinary Shares held by the Target Holders immediately following the Closing; provided, however, that such Lock-up Shares shall not include Purchaser Ordinary Shares acquired by such Holder in open market transactions during the Lock-up Period.

2. Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any Purchaser Ordinary Shares, or any economic interest in or derivative of such shares, other than the Lock-up Shares, as set on Schedule I attached hereto.

3. Permitted Transfer. Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-up Shares in connection with (each, a “Permitted Transfer”) (a) transfers or distributions to the Holder’s direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (b) transfers by bona fide gift or gifts to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (c) by virtue of a will, testamentary document or the laws of descent and distribution upon death of the Holder; (d) pursuant to a qualified domestic relations order or as required by a divorce settlement; (e) transfers to the Purchaser’s officers, directors or their affiliates; (f) pledges of Lock-up Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by the Holder; provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers; (g) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of the Purchaser or which results in all of the holders of Purchaser Ordinary Shares having the right to exchange their Purchaser Ordinary Shares for cash, securities or other property subsequent to the consummation of such transaction; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-up Shares subject to this Agreement shall remain subject to this Agreement; (h) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-up Shares during the applicable Lock-up Period; (i) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase Purchaser Ordinary Shares or the vesting of stock-based awards; and (j) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase

2

price with respect to the exercise of options to purchase Purchaser Ordinary Shares; provided, however, that, in the case of any transfer pursuant to the foregoing clauses (a) through (e), it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the applicable Lock-up Period. Notwithstanding any restrictions set forth above, the Target Holders reserve the right to release a certain amount of Lock-up Shares to the extent such Target Holders are subject to tax liabilities resulting from the unrealized gains on the Purchaser Ordinary Shares they received pursuant to the closing of the Acquisition Merger, provided, however, that such Target Holders shall not be allowed to sell their Lock-up Shares, but will only be permitted to hypothecate or borrow money against such Lock-up Shares.

4. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of his/her/its decision to enter into and deliver this Agreement, and such Holder confirms that he/she/it has not relied on the advice of the Purchaser, the Purchaser’s legal counsel, the Parent, the Parent’s legal counsel, or any other person.

5. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

6. Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand, electronic mail, or nationally recognized overnight courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM on the first Business Day, addressee’s day and time, after such delivery; (b) if by email, on the date that transmission with affirmative confirmation of receipt; or (c) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a) If to the Purchaser, to:

K Wave Media Ltd.

[Address]

[City], [State] [Zip]

Attention: [•], Chief Executive Officer

E-mail: [•]

with a copy to (which copy shall not constitute notice):

Loeb & Loeb LLP

345 Park Avenue

3

New York, NY 10154

Attention: Mitchell S. Nussbaum

E-mail: mnussbaum@loeb.com

(b) If to the Holder, to the address set forth on Schedule I attached hereto; or to such other address(es) as any party may have furnished to the others in writing in accordance herewith.

7. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8. Counterparts. This Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

9. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by the Parent and its successors and assigns. No party hereto may, except as set forth herein, assign either this Agreement or any of its rights, interests, or obligations hereunder, including by merger, consolidation, operation of law or otherwise, without the prior written consent of the other parties. Any purported assignment or delegation in violation of this paragraph shall be void and ineffectual, and shall not operate to transfer or assign any interest or title to the purported assignee.

10. Severability. This Agreement shall be deemed severable, and a determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, the parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid or unenforceable provision as may be possible and be valid and enforceable.

11. Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements related hereto (whether written or oral), to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. No provision of this Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein, there is no condition precedent to the effectiveness of any provision hereof. This Agreement may not be changed, amended or modified as to any particular provision, except by a written instrument executed by all parties hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

12. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as may reasonably be considered within the scope of such party’s obligations hereunder, in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4

13. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14. Dispute Resolution. Section 11.15 and 11.16 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

15. Governing Law. Section 11.7 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

[Signature Page Follows]

5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PURCHASER:

K WAVE MEDIA LTD.
a Cayman Islands exempted company

By:
Name:
Title:

HOLDERS:

GLOBAL STAR ACQUISITION 1 LLC
a Delaware limited liability company

By:
Name:
Title:

[Entity Holders]
a [•]

By:
Name:
Title:

[Individual Holders]

[Signature Page to Lock-up Agreement]

Schedule I

Lock-up Shares

Holder	Purchaser Ordinary Shares	Purchaser Warrants

Exhibit 10.2

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2023, is made and entered into by and among K Wave Media Ltd., a Cayman Islands exempted company (the “Company”), Global Star Acquisition 1 LLC, a Delaware limited liability company (the “Sponsor”), certain former stockholders of Global Star Acquisition Inc., a Delaware corporation (the “Parent”) (such stockholders, together with the Sponsor, the “Parent Holders”), certain former shareholders of K Enter Holdings Inc., a Delaware corporation (“Target”), set forth on Schedule I hereto (such stockholders, the “Target Holders”), and other persons and entities (collectively with the Sponsor, the Parent Holders, the Target Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Parent, the Sponsor and each of the other parties thereto are party to that certain Registration Rights Agreement, dated as of September 22, 2022 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Merger Agreement, dated as of [•], 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, the Parent, [GLST Merger Sub Ltd.], a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and Target, pursuant to which, among other things, (i) the Parent merged with and into the Company, with the Company continuing as the surviving corporation (the “Reincorporation Merger”) and (ii) Merger Sub merged with and into the Target (the “Acquisition Merger”), with the Target surviving the Acquisition Merger as a wholly owned subsidiary of the Company;

WHEREAS, on the date of the Reincorporation Merger, pursuant to the Merger Agreement, (i) each outstanding share of Class A common stock and Class B common stock of the Parent (other than shares redeemed pursuant to the Parent’s amended and restated certificate of incorporation) was converted automatically into one ordinary share of the Company (the “Ordinary Shares”), (ii) each issued and outstanding warrant of the Parent was converted automatically into a warrant to purchase one Ordinary Share (“Warrant”), each Warrant having, and being subject to, the same terms and conditions set forth in the applicable agreements governing the Parent’s warrants, (iii) each issued and outstanding right of the Parent was converted automatically into a right to receive one-tenth (1/10) of one Ordinary Share at the closing of a business combination (“Right”), each Right having, and being subject to, the same terms and conditions set forth in the applicable agreements governing the Parent’s rights, and (iv) each outstanding unit of the Parent separated and converted automatically into one Ordinary Share, and one Warrant and One Right;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders received Ordinary Shares;

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Parent and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Ordinary Shares” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

2

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” shall mean that certain letter agreement, dated September 22, 2022, by and among the Company, the Sponsor and each of the other parties thereto.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-up Period” shall have the meaning ascribed to such term in the Lock-up Agreement, dated as of [•], 2023, by and among the Company and the Holders party thereto.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its respective Permitted Transferees, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Target Holders and their respective Permitted Transferees, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the warrants held by certain Holders, included in the private placement units purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any warrants and Ordinary Shares issued or issuable upon conversion or exchange of such warrants.

3

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding Ordinary Shares and any other equity security (including the Private Placement Warrants and any other warrants to purchase Ordinary Shares and Ordinary Shares issued or issuable upon the exercise of any other equity security and any Ordinary Shares issued) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any outstanding Ordinary Shares or any other equity security (including warrants to purchase Ordinary Shares, and Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Ordinary Shares; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Ordinary Shares is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

4

(F) in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target” shall have the meaning given in the Preamble hereto.

“Target Holders” shall have the meaning given in the Preamble hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

5

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Within forty-five (45) calendar days following the Closing Date (the “Filing Date”), the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the ninetieth (90th) calendar day following the Filing Date. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

6

2.1.3 Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Target Holders.

2.1.4 Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time following the expiration of the Lock-up Period, the Sponsor or a Target Holder (any of the Sponsor or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering; provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor and the Target Holders may each demand not more than one (1) Underwritten Offering pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and all other Ordinary Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any Ordinary Shares or other equity securities proposed to be sold by Company or by other holders of Ordinary Shares or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth,

7

to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Ordinary Shares or other equity securities of persons other than Holders of Registrable Securities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor or a Holder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor or a Target Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to the Company’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered

8

offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

9

(c) if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $25 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding

10

Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities hereunder, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

11

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

12

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if the Company timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

13

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued

14

use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days, in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement

15

thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

16

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: K Wave Media Ltd., [•], Attention: Youngjae Lee, Chief Executive Officer, or by e-mail: [•], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

17

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Target Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) and (ii) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including the member of the Sponsor), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to its members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN THE STATE OF DELAWARE.

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

18

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than as provided in the (i) Warrant Agreement, dated as of September 22, 2022, between the Company and Continental Stock Transfer & Trust Company and (ii) Private Placement Units Purchase Agreement, dated as of September 22, 2022, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Ordinary Shares (or securities convertible into or exchangeable for Ordinary Shares) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares of the Company, and (ii) a Target Holder, for so long as such Target Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares of the Company; or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8 Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares of the Company) and each Target Holder (so long as such Target Holder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares of the Company), the

19

Company may make any person or entity who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.

5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

20

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

K WAVE MEDIA LTD.
a Cayman Islands exempted company

By:
Name:
Title:

HOLDERS:

GLOBAL STAR ACQUISITION 1 LLC
a Delaware limited liability company

By:
Name:
Title:

[Entity Holders]
a [•]

By:
Name:
Title:

[Individual Holders]

[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule I

Target Holders

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among K Wave Media Ltd., a Cayman Islands exempted company (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Ordinary Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
____________, 20__

K WAVE MEDIA LTD.

By:
Name:
Its:

Exhibit 10.3

JOINDER TO MERGER AGREEMENT

This joinder (this “Joinder”) is being executed and delivered by K Wave Media Ltd., a Cayman Islands exempted company (“K Wave Media”), and GLST Merger Sub Inc., a Delaware corporation (GLST Merger Sub”), pursuant to the Merger Agreement, dated as of June ___, 2023 (as the same may be amended from time to time, the “Merger Agreement”), by and among K Enter Holdings Inc., a Delaware corporation (the “Company”), Global Star Acquisition Inc., a Delaware corporation (“Parent”), Purchaser and Merger Sub. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Merger Agreement.

By executing and delivering this Joinder to the Company and Parent, and upon acceptance hereof by the Company and Parent upon the execution of a counterpart hereof, K Wave Media hereby agrees to become a party to, to be bound by, and to comply with the Merger Agreement as “Purchaser” in the same manner as if K Wave Media were an original signatory to the Merger Agreement, and K Wave Media shall be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Purchaser as though an original party thereto.

Upon the execution of this Joinder, K Wave Media, as Purchaser, hereby represents and warrants to the Company that the following representations and warranties are true, correct and complete as of the date of this Joinder and as of the Closing Date:

Purchaser is authorized to issue [    ] ordinary shares, par value [$    ] per share, of which [    ] Purchaser Ordinary Shares are issued and outstanding as of the date hereof. No othershares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding.

By executing and delivering this Joinder to the Company and Parent, and upon acceptance hereof by the Company and Parent upon the execution of a counterpart hereof, GLST Merger Sub hereby agrees to become a party to, to be bound by, and to comply with the Merger Agreement as “Merger Sub” in the same manner as if GLST Merger Sub were an original signatory to the Merger Agreement, and GLST Merger Sub shall be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Merger Sub as though an original party thereto.

Upon the execution of this Joinder, GLST Merger Sub, as Merger Sub, hereby represents and warrants to the Company that the following representations and warranties are true, correct and complete as of the date of this Joinder and as of the Closing Date:

Merger Sub is authorized to issue [    ] shares of common stock, par value [$    ] per share, of which [    ] shares of Merger Sub Common Stock are issued and outstanding as of the datehereof. No other shares of capital stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding.

[Remainder of this page intentionally left blank]

Accordingly, the undersigned have executed and delivered this Joinder as of            , 2023.

K WAVE MEDIA LTD.

By:
Name:
Title:

GLST MERGER SUB LTD.

By:
Name:
Title:

Agreed and Accepted as of , 2023

K ENTER HOLDINGS INC.

By:
Name:
Its:

GLOBAL STAR ACQUISITION INC.

By:
Name:
Its:

[Signature Page to Joinder]